Exhibit 99.1

CONFIDENTIAL

EXECUTION COPY

THIS FINANCING SUPPORT AGREEMENT (THIS “AGREEMENT”) IS MADE ON DECEMBER 15, 2015 BY AND BETWEEN TURQUOISE HILL RESOURCES LTD. (“TRQ”) AND RIO TINTO PLC (“RIO TINTO”).

Recitals

A.

Oyu Tolgoi LLC (“OT LLC”) has entered into a common terms agreement dated on or about December 15, 2015 among OT LLC, the Senior Lenders, the US Ex-Im Agent, the MIGA Agent, the Intercreditor Agent, the Security Agents and the Account Banks (the “Common Terms Agreement”) and other Finance Documents thereby securing an aggregate of US$6,000,000,000 in senior loan facilities (the “Initial Senior Loans”) for purposes of, among other things, financing the Project;

B.

As a condition precedent for the Senior Lenders making the Initial Senior Loans available to OT LLC, TRQ, as sponsor, will enter into a sponsor debt service undertaking (the “Sponsor Debt Service Undertaking”), to be dated concurrent with the RT CSU (as defined below), among TRQ, Rio Tinto, the Senior Lenders, the Offshore Security Agent and the Intercreditor Agent pursuant to which, prior to the Project Completion Date, TRQ has guaranteed to the Senior Lenders the full and punctual payment of its Pro Rata Share (as defined in the Sponsor Debt Service Undertaking) of all Guaranteed Senior Debt Obligations (as defined in the Sponsor Debt Service Undertaking);

C.

Pursuant to a memorandum of agreement dated April 17, 2012 (the “MoA”), between Rio Tinto International Holdings Limited (“RTIH”), Rio Tinto South East Asia Limited (the “Rio Tinto Funding Company”) and TRQ, the principal components of a comprehensive financing plan (the “Comprehensive Financing Plan”) intended to address the funding needs of TRQ (with the primary focus on the financing of the OT Project) was agreed, including the provision by a member of the Rio Tinto Group of a completion support undertaking for the project financing for the OT Project upon certain terms and conditions;

D.

As agreed in the MoA and as a condition precedent for the Senior Lenders making the Initial Senior Loans available to OT LLC, Rio Tinto will enter into a completion support undertaking (the “RT CSU”), to be dated on or about the Funding Date, among Rio Tinto, the Senior Lenders, the Offshore Security Agent and the Intercreditor Agent pursuant to which Rio Tinto has guaranteed to the Senior Lenders the full and punctual payment of its Pro Rata Share (as defined in the RT CSU) of all Covered Obligations (as defined in the RT CSU);

E.	TRQ and OT LLC will derive substantial benefit from the RT CSU;

F.

TRQ has agreed to provide management services to OT LLC pursuant to the amended and restated shareholders agreement dated June 8, 2011, between Erdenes MGL LLC, Ivanhoe Oyu Tolgoi (BVI) Ltd., Oyu Tolgoi Netherlands B.V. and OT LLC (the “ARSHA”), including in connection with obtaining the Initial Senior Loans, and TRQ is compensated for the services it provides to OT LLC by virtue of a management services fee paid in accordance with the terms of the ARSHA;; and

G.

In consideration for Rio Tinto’s provision of the RT CSU, TRQ has agreed with Rio Tinto that under certain prescribed circumstances and subject to the terms and conditions set out herein, Rio Tinto may require TRQ to take certain actions to ensure that OT LLC has sufficient resources to fund and meet its Senior Debt Obligations and TRQ has sufficient resources to fund and meet its Debt Service Obligations.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, TRQ and Rio Tinto agree as follows:

Defined Terms and Interpretation

1.	In this Agreement:

(a)

certain capitalized terms used herein (including in the schedules and recitals hereto) are defined in Schedule A. All other capitalized terms used, but not otherwise defined, herein have the meanings given to them in the Common Terms Agreement; and

(b)	certain rules regarding the interpretation hereof are set out in Schedule B.

2.	Attached to and forming part of this Agreement are the following schedules:

Schedule A –	Definitions

Schedule B –	Interpretation

Schedule C –	Representations and Warranties of TRQ

Schedule D –	Representations and Warranties of Rio Tinto

Schedule E –	Form of Demand Notice

Schedule F –	Disclosed Encumbrances

Schedule G –	Certain Permitted Debt

TRQ OT Notices

3.	During the period from the date of this Agreement until the Support Termination Date, TRQ will promptly notify Rio Tinto of the full particulars, to the knowledge of TRQ, of any of the following:

(a)

any fact, event or circumstance (actual, anticipated or threatened) in or affecting TRQ’s ability to meet its obligations under the Sponsor Debt Service Undertaking or which gives rise to a Completion Default;

(b)

any fact, event or circumstance (actual, anticipated or threatened) which would reasonably be expected to be of such a nature as to affect TRQ’s ability to meet its obligations under the Sponsor Debt Service Undertaking or give rise to a Completion Default; or

(c)

the issuance by the Senior Lenders of any notice received by TRQ or OT LLC relating to an Event of Default or Completion Default, as the case may be, or the institution or threat of any proceedings relating to any of the foregoing,

(each, a “TRQ OT Notice”).

4.

As soon as practicable, TRQ will advise Rio Tinto of any change in any fact, event or circumstance (actual, anticipated or threatened) to the knowledge of TRQ which is of such a nature that it could give rise to TRQ having to send a TRQ OT Notice to Rio Tinto in accordance with Section 3.

Suspensive Events

5.	During the period from the date of this Agreement until the Support Termination Date, TRQ will promptly notify Rio Tinto of the full particulars, to the knowledge of TRQ, of any of the following:

(a)

any notice that TRQ receives or issues pursuant to Clause 4 (Suspension and Termination of Obligations Due to Suspensive Events) of the Sponsor Debt Service Undertaking (including, any Suspensive Event Notice, Suspensive Event Dispute Notice, Arbitration Commencement Notice, Cessation Notice or Suspensive Event Cessation Dispute Notice) and promptly provide Rio Tinto with a complete and unredacted copy thereof; or

(b)

any fact, event or circumstance (actual, anticipated or threatened) which, in any such case, is, or would reasonably be expected to be, of such a nature that could give rise to, or result in, a Suspensive Event.

6.

TRQ covenants and agrees that, until the Support Termination Date, it will not take any action that would or would be reasonably expected to prevent Rio Tinto (or its permitted assignee or transferee) on behalf of TRQ, from exercising any right of TRQ under Clause 4 (Suspension and Termination of Obligations Due to Suspensive Events) of the Sponsor Debt Service Undertaking, including the right to serve any of the notices referred to therein.

Demand Rights

7.	Subject to Section 10, if at any time and from time to time from the date of this Agreement until the Support Termination Date:

(a)	Rio Tinto receives an OT Notice; or

(b)

Rio Tinto notifies TRQ that it believes, acting reasonably, there has occurred any fact, event or circumstance which is of such a nature that (i) would have required TRQ to have sent a TRQ OT Notice to Rio Tinto in accordance with Section 3 of this Agreement or (ii) would have required OT LLC to have sent an OT LLC OT Notice to Rio Tinto in accordance with Section 3 of OT Financing Support Agreement,

Rio Tinto may by written notice to TRQ (a “Demand Notice”) demand:

(i)	TRQ effect an Equity Contribution in accordance with the terms and conditions of this Agreement; and/or

(ii)	TRQ effect a New Rights Offering in accordance with the terms and conditions of this Agreement,

(each, a “Funding Mechanism”).

8.

Subject to the terms and conditions herein and to the requirements and administrative practices of the TSX, NYSE and, if then applicable, NASDAQ, TRQ covenants and agrees to use reasonable efforts to undertake all steps necessary or desirable to effect the Funding Mechanism identified in a Demand Notice in accordance with the terms of this Agreement and the applicable Demand Notice, including: (a) applying promptly for and expeditiously obtaining Exchange Approval for the transaction contemplated by such Demand Notice; (b) satisfying all conditions precedent to Exchange Approval; and (c) if and only if a condition precedent of the Exchange Approval is approval of the transaction contemplated by such Demand Notice of the holders of TRQ Shares or such approval is required under applicable Securities Laws: (i) discuss with Rio Tinto the availability of any exemptions from the security holder approval requirements of the Exchanges or applicable Securities Laws, as applicable (including, the financial hardship exemption) and, if there is a reasonable likelihood that any such exemptions may be available, apply for such exemption; or (ii) in the event no exemption from the security holder approval requirements of the TSX are available, (A) promptly convene a special meeting of the holders of TRQ Shares (the “TRQ Special Meeting”) as soon as reasonably practicable from the date TRQ is informed of the condition to obtain Shareholder Approval or such other date as may be agreed by TRQ and Rio Tinto, for the sole purpose of seeking to obtain Shareholder Approval, (B) prepare and mail to holders of TRQ Shares in accordance with the YBCA and applicable Securities Laws, as soon as reasonably practicable, a management proxy circular (the “Proxy Circular”) for the TRQ Special Meeting, which will include the necessary shareholder resolution to obtain Shareholder Approval and a recommendation of the TRQ Board to holders of TRQ Shares to vote such TRQ Shares at the TRQ Special Meeting in favour of Shareholder Approval, (C) provide Rio Tinto and its legal counsel with a reasonable opportunity to review and comment on the Proxy Circular and the form of proxy related thereto, it being understood that the Proxy Circular and the form of proxy related thereto must be in form and substance acceptable to Rio Tinto, acting reasonably, and the TRQ Board; provided that in no event will Rio Tinto be liable to TRQ or any person for any inaccuracy or misrepresentation contained in the Proxy Circular or the form of proxy related thereto unless such information has been provided in writing by Rio Tinto for the express purpose of such Proxy Circular; and (D) solicit proxies for the TRQ Special Meeting in favour of Shareholder Approval.

9.

Notwithstanding the foregoing, TRQ will not be required to effect a Funding Mechanism identified in a Demand Notice in accordance with the terms and conditions of this Agreement in the event that (i) within thirty (30) days of the date of its receipt of such Demand Notice, TRQ presents to Rio Tinto, in writing, a commercially viable proposal for a financing alternative or other transaction that would generate funding for or proceeds to TRQ (each, an “Alternative Financing Proposal”), whether an offering, sale or issuance of equity, debt or convertible securities (whether on a prospectus or prospectus-exempt basis), loan or any other form of transaction, whether with or involving any member of the Rio Tinto Group or any other person, but excluding in all events a rights offering, which Alternative Financing Proposal (a) would have a commercially reasonable likelihood of being consummated in sufficient time such that TRQ would be able to meet its obligations under the Sponsor Debt Service Undertaking and it would no longer be reasonably likely that there would be an Event of Default or TRQ would commit a Completion Default and (b) is acceptable to Rio Tinto if any part of such Alternative Financing Proposal would require the consent, approval or support of any member of the Rio Tinto Group, or (ii) TRQ delivers a certificate within ten (10) Business Days of the date of its receipt of such Demand Notice, signed by its respective Chief Executive Officer or other duly authorized senior executive officer or director stating, in the good faith judgment of the board of directors of TRQ, that:

(a)	in the case of OT LLC, that OT LLC will have sufficient resources to fund and meet its Senior Debt Obligations during the 180 days following the date of the Demand Notice; and

(b)	in the case of TRQ, that TRQ will have sufficient resources to fund and meet its Debt Service Obligations during the 180 days following the date of the Demand Notice.

For greater certainty, to the extent the form, nature or effect of any transaction(s) contemplated by the Alternative Financing Proposal would otherwise require the consent or approval of any member of the Rio Tinto Group or would be subject to the pre-emptive rights of the Rio Tinto Group under either this Agreement or any other existing agreement, contract or document between TRQ and any member of the Rio Tinto Group, then the transaction(s) contemplated by such Alternative Financing Proposal would continue to require the consent or approval of the relevant member of the Rio Tinto Group and would remain subject to the pre-emptive rights of the Rio Tinto Group notwithstanding the agreement by Rio Tinto set forth in this Section 9 that permits TRQ to present an Alternative Financing Proposal to Rio Tinto. The parties further agree that any member of the Rio Tinto Group shall, without limitation, be entitled to refuse to grant its consent or approval with respect to any Alternative Financing Proposal any part of which would require such consent or approval on the sole basis that such Alternative Financing Proposal would result in adverse tax consequences to such member or any other member of the Rio Tinto Group.

10.

Rio Tinto may only issue one (1) Demand Notice in any 180 day period; provided, however, that a Demand Notice will not be considered to have been issued where in response to such Demand Notice TRQ has delivered a certificate in accordance with Section 9.

11.	In the event of a conflict between the terms of this Agreement and a Demand Notice with respect to a Funding Mechanism, the terms of this Agreement will prevail.

Equity Contribution

12.

In the event Rio Tinto wishes to exercise its right in Section 7 by issuing a Demand Notice requesting TRQ effect an equity contribution by way of private placement of TRQ Shares to a member of the Rio Tinto Group (an “Equity Contribution”), it will set forth in the Demand Notice an aggregate dollar amount in lawful money of the United States representing the gross proceeds (the “Equity Gross Proceeds”) to be provided to TRQ through the issuance of TRQ Shares (the “Equity Contribution Shares”), the member of the Rio Tinto Group subscribing for such Equity Contribution Shares (the “Equity Contributor”) and the date upon which the Equity Contribution is to be completed, which date, subject to Exchange Approval and/or applicable Securities Laws, will not be earlier than seven (7) Business Days nor later than fourteen (14) Business Days following the date of the Demand Notice, or if Shareholder Approval for such Equity Contribution is required, no later five (5) Business Days after the applicable TRQ Special Meeting (the “Equity Closing Date”).

13.	Each Equity Contribution will be completed at the principal office of TRQ in Canada (or such other place in Canada as designated by TRQ) on the applicable Equity Closing Date.

14.	On each Equity Closing Date:

(a)	TRQ will deliver to the Equity Contributor:

(i)

a share certificate evidencing the Equity Contribution Shares (being the number of TRQ Shares determined by dividing the Equity Gross Proceeds by the Equity Subscription Price (rounded down to the next lowest whole number of TRQ Shares)). TRQ will not be required to issue fractional TRQ Shares (or to pay cash in lieu thereof) subscribed for (such TRQ Shares will be issued and registered in the name of the Equity Contributor or as otherwise directed by such Equity Contributor no less than two (2) Business Days prior to the Equity Closing Date); and

(ii)	an officer’s certificate in form and substance satisfactory to the Equity Contributor, acting reasonably, certifying for and on behalf of TRQ confirming that:

A.

the representations and warranties of TRQ set forth in Schedule C are true and correct in all respects, in each case, as of the Equity Closing Date with the same force and effect as if made at and as of the Equity Closing Date after giving effect to the Equity Contribution;

B.

TRQ has complied with all covenants and agreements to be performed, and satisfied all conditions to be satisfied, by or on part of TRQ and its affiliates hereunder at or prior to the Equity Closing Date;

C.	TRQ has all the requisite corporate power, authority and approvals to allot, create and issue the Equity Contribution Shares pursuant to this Agreement and to perform all of its obligations hereunder;

D.

no securities commission or similar regulatory authority has issued any order preventing or suspending trading in any securities of TRQ, and TRQ is entitled to avail itself of the applicable prospectus exemptions available under applicable Securities Laws in respect of the Equity Contribution Shares to be issued to the Equity Contributor hereunder;

E.

once issued in accordance with the terms and conditions hereof, the Equity Contribution Shares will be duly and validly created, authorized and issued by TRQ at the applicable Equity Closing Date, as fully-paid and non-assessable common shares in the capital of TRQ and free of all Encumbrances and will be listed and posted or trading on the Exchanges on which the TRQ Shares are then traded;

F.

the delivery of the Equity Contribution Shares pursuant to this Agreement does not and will not, as of the Equity Closing Date, violate or conflict with any provision of the articles or by-laws of TRQ, any resolutions of the directors or shareholders of TRQ, any statute, rule, policy or regulation applicable to TRQ, any judgment, decree or order applicable to TRQ, or any agreement or instrument to which or by which TRQ or any of its assets or property is bound;

G.

TRQ has been in compliance with its timely and continuous disclosure obligations under applicable Securities Laws and, without limiting the generality of the foregoing, TRQ does not possess any material undisclosed information relating to TRQ or OT LLC and there has not occurred any material change (actual, anticipated or, to the knowledge of TRQ, threatened) in the business, affairs, results, operations, assets liabilities, or prospects of TRQ or OT LLC which has not been publicly disclosed; and

H.	no Material Adverse Change will have occurred at any time prior to the Equity Closing Date; and

(iii)

a favourable corporate, enforceability and securities legal opinion, dated the Equity Closing Date and addressed to Rio Tinto, the Equity Contributor and its legal counsel, in form and substance satisfactory to Rio Tinto, the Equity Contributor and its legal counsel, acting reasonably, with respect to such matters contemplated by this Agreement as Rio Tinto, the Equity Contributor and its legal counsel may reasonably request; and

(b)

subject to the satisfaction (or waiver in writing by Rio Tinto) of the items referred to in Section 14(a), Rio Tinto will cause the Equity Contributor to deliver to TRQ a wire transfer of immediately available funds or such other form of payment acceptable to TRQ in lawful money of the United States in an amount equal to the Equity Gross Proceeds.

15.	TRQ covenants and agrees that it will:

(a)	obtain all necessary consents and approvals for the creation, offering and issuance of any Equity Contribution Shares;

(b)	if required by applicable Securities Laws in issuing any Equity Contribution Shares, prepare and file in a timely manner any documentation required to be filed by it under applicable Securities Laws;

(c)

comply with applicable Securities Laws in issuing any Equity Contribution Shares and consult with Rio Tinto and its advisors regarding the manner in which the issuance of Equity Contribution Shares will comply with applicable Securities Laws;

(d)

permit Rio Tinto and its legal counsel reasonable opportunity to participate in and have input on its communications (verbal, written or otherwise) with any Governmental Authorities and the Exchanges with respect to the issuance of any Equity Contribution Shares, including providing Rio Tinto, in advance, with copies of any notifications, filings, applications and other submissions in draft form and reasonable opportunity to comment thereon; and

(e)

promptly notify Rio Tinto and its advisors in writing of any demand, request or inquiry (formal or informal) by any Governmental Authority or the Exchanges that concerns any matter that may affect the issuance of any Equity Contribution Shares.

16.	The Equity Subscription Price for the Equity Contribution Shares will be determined on the date that is three (3) Business Days prior to the Equity Closing Date.

17.

TRQ will pay all Equity Contribution Expenses in connection with an Equity Contribution, including the reasonable legal fees, disbursements and expenses of legal counsel to Rio Tinto and the Equity Contributor.

18.

Unless TRQ security holder approval is obtained pursuant to Section 8, under no circumstances may the aggregate number of Equity Contribution Shares issued on an Equity Closing Date, together with any TRQ Shares issued on a private placement basis to an insider of TRQ in the 6-month period immediately preceding such Equity Closing Date, exceed 10% of the number of TRQ Shares outstanding, on a non-diluted basis, on such Equity Closing Date. Notwithstanding any other provisions hereof, and despite anything contrary herein (expressed or implied), TRQ and Rio Tinto agree that compliance with the limitation set forth hereunder as to the maximum number of TRQ Shares that may be issued and sold under this Agreement and any other limitations under applicable Securities Laws will be the sole responsibility of TRQ and not the responsibility of Rio Tinto, provided that Rio Tinto will cooperate with TRQ, if so requested by TRQ, to ensure compliance is maintained.

19.

Rio Tinto and TRQ agree that subject to the terms and conditions set out in this Section 19, the maximum dollar value of all Equity Contributions made pursuant to Demand Notices delivered under this Agreement will not exceed 25% of the “market capitalization” of TRQ, as such term is defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), as of the date of this Agreement (the “Equity Contribution Threshold”). The Funding Mechanism in respect of any Demand Notice delivered to TRQ in accordance with Section 7 where the dollar amount of the new equity interest to be raised, aggregated with all previously completed Equity Contributions, exceeds the Equity Contribution Threshold will, subject to Section 9 and subject to TRQ and Rio Tinto having determined jointly, acting in good faith, each time a Demand Notice is delivered to TRQ requiring it to effect the Funding Mechanism identified in such Demand Notice that there are no exemptions available to TRQ from the formal valuation requirements and the minority approval requirements as set out in MI 61-101, be a New Rights Offering for the portion of the new equity requirement which is in excess of the Equity Contribution Threshold. Such New Rights Offering will be effected in accordance with the terms and conditions of this Agreement. For greater certainty, subject to the terms and conditions of this Agreement, TRQ will effect that portion of the Equity Contribution that does not exceed the Equity Contribution Threshold prior to the NRO Record Date relating to such New Rights Offering. For greater certainty, each of TRQ and Rio Tinto acknowledges and agrees that any Equity Contribution shall comply with all applicable Securities Laws.

New Rights Offering

20.

In the event Rio Tinto wishes to exercise its right in Section 7 by issuing a Demand Notice requesting TRQ effect a rights offering, TRQ agrees to conduct a rights offering in form and structure substantially similar to the rights offering described in TRQ’s final short form prospectus and registration statement dated November 25, 2013 as modified by the terms of Section 21 (a “New Rights Offering”), pursuant to which holders of outstanding TRQ Shares will be issued rights to subscribe for TRQ Shares (the “NRO Rights”) on the basis of one (1) NRO Right for each TRQ Share held on the NRO Record Date.

21.	TRQ covenants and agrees that, if TRQ is required to conduct a New Rights Offering, it will conduct it on the following basis:

(a)

TRQ will issue that number of NRO Rights sufficient to generate an amount of gross subscription proceeds (the “NRO Gross Proceeds”) identified by Rio Tinto in the applicable Demand Notice plus an additional amount, if any and subject to notice of such additional amount being given by TRQ to Rio Tinto at least ten (10) days prior to the filing of the Final Prospectus, of gross subscription proceeds (the “Additional Gross Proceeds”) determined by the TRQ Board as being necessary or desirable for working capital and other general corporate purposes;

(b)

the subscription price (the “NRO Subscription Price”) for each TRQ Share to be issued under a New Rights Offering will be equal to a price which must be agreed by TRQ and Rio Tinto prior to filing the Final Prospectus having regard to the principles set forth in Schedule D to the MoA;

(c)	for each TRQ Share held on a NRO Record Date, a holder will receive one NRO Right;

(d)	the NRO Rights will be transferable and eligible for trading on the Exchanges on which the TRQ Shares are then listed and traded;

(e)

for each NRO Right held, the holder thereof will be entitled to subscribe for a fractional number of TRQ Shares (the “Basic Subscription Privilege”) equal to the result of (x) divided by (y) and then divided by (z), where: (x) equals the sum of the NRO Gross Proceeds and the Additional Gross Proceeds; (y) equals the NRO Subscription Price; and (z) equals the number of outstanding TRQ Shares on the Business Day immediately preceding the date of the Final Prospectus, as such fractional number may be rounded or otherwise adjusted with the mutual agreement of TRQ and Rio Tinto;

(f)

each holder of NRO Rights who has fully exercised such holder’s NRO Rights will also be entitled to subscribe for a number of additional TRQ Shares (the “Additional Subscription Privilege”) equal to the lesser of: (i) the number of additional TRQ Shares subscribed for by the holder under the Additional Subscription Privilege and (ii) the result of (x) multiplied by (y) divided by (z), where: (x) equals the total number of TRQ Shares not subscribed for under the Basic Subscription Privilege; (y) equals the number of NRO Rights exercised by such holder; and (z) equals the total number of NRO Rights exercised by all holders of NRO Rights that have subscribed for TRQ Shares under the Additional Subscription Privilege;

(g)

the aggregate NRO Subscription Price payable by each holder of NRO Rights (other than Rio Tinto or any of its Affiliates) who exercises the Basic Subscription Privilege and, if applicable, the Additional Subscription Privilege will be payable at the time set out in the Final Prospectus, and TRQ will not waive any delay or other non-compliance with such requirement by any such holder; and

(h)

where a holder’s exercise of NRO Rights would otherwise entitle such holder to fractional TRQ Shares, such holder’s entitlement will be reduced to the next lowest whole number of TRQ Shares. TRQ will not be required to issue fractional TRQ Shares or to pay cash in lieu thereof.

22.	TRQ covenants and agrees that:

(a)

a New Rights Offering will not be subject to a minimum subscription condition or any other condition other than the mechanical conditions applicable to holders of NRO Rights respecting the exercise of their NRO Rights that are customary in rights offerings conducted by issuers having securities listed on the TSX;

(b)

any member of the Rio Tinto Group who is a Qualified Holder holding NRO Rights, whether held directly or indirectly through an intermediary, will be entitled to subscribe for and receive TRQ Shares under a New Rights Offering; and

(c)

provided the requisite NRO Subscription Price has been paid, TRQ will have no right to reject any subscription for TRQ Shares under a New Rights Offering, or to treat as invalid any exercise of any NRO Rights, by any member of the Rio Tinto Group which is a Qualified Holder.

23.	All or any part of the NRO Rights issued to a member of the Rio Tinto Group may be assigned by such member of the Rio Tinto Group to one or more other members of the Rio Tinto Group.

24.	TRQ covenants and agrees that, if TRQ is required to conduct a New Rights Offering, it will use its reasonable commercial efforts:

(a)

subject to Section 9, to prepare and file a preliminary short form prospectus and registration statement for a New Rights Offering (the “Preliminary Prospectus”) with the securities regulatory authorities in each province and territory of Canada and with the United States Securities and Exchange Commission within twenty-one (21) days (or 45 days if TRQ is not then eligible to use Form F-10 under the U.S. Securities Act for registration of securities) following the date of the Demand Notice requesting TRQ effect a New Rights Offering;

(b)

to file a final short form prospectus and registration statement for such New Rights Offering (the “Final Prospectus”) with the securities regulatory authorities in each province and territory of Canada and with the United States Securities and Exchange Commission as soon as practicable following the date of the Preliminary Prospectus, provided that if a condition precedent of obtaining the Exchange Approval is Shareholder Approval, then the Final Prospectus will only be filed after Shareholder Approval is obtained; and

(c)	to complete such New Rights Offering on the NRO Closing Date upon the terms contemplated herein.

25.

TRQ and Rio Tinto agree that the disclosure in any Preliminary Prospectus, any Final Prospectus, any prospectus amendment, any amending or supplemental documentation, any similar document required to be filed by TRQ under applicable Securities Laws, any press release or any other public disclosure by TRQ relating to a New Rights Offering and any materials to be filed with any Governmental Authority (including the Exchanges, as applicable) in connection with a New Rights Offering (collectively, “New Rights Offering Disclosure”) will be prepared by TRQ. Each Preliminary Prospectus, Final Prospectus and any prospectus amendment will contain full, true and plain disclosure of all material facts relating to the TRQ Shares and TRQ will issue a press release forthwith upon any change in such status. TRQ will provide Rio Tinto and its legal counsel with a reasonable opportunity to review and comment on all New Rights Offering Disclosure and Rio Tinto shall review and provide any comments it may have thereon diligently and expeditiously, and TRQ will give due consideration to such comments, acting reasonably, provided that the parties agree that in no event will Rio Tinto be liable to TRQ or any other person for any inaccuracy or misrepresentation contained in any New Rights Offering Disclosure, except in respect of information or statements provided in writing to TRQ by Rio Tinto or its Affiliates for the specific purpose of inclusion in the New Rights Offering Disclosure. In addition, the final forms of any Preliminary Prospectus, Final Prospectus, any prospectus amendment or any drafts of any of the foregoing which may be filed by or on behalf of TRQ with any securities regulatory authority or stock exchange must be in form and substance satisfactory to Rio Tinto, acting reasonably. For greater certainty, any OT Disclosure contained in the New Rights Offering Disclosure is subject to Section 62 of the MoA.

26.	TRQ covenants and agrees that it will:

(a)	take all reasonable steps and proceedings that may be necessary in order to:

(i)

qualify the distribution of the securities issuable in connection with a New Rights Offering (including the NRO Rights, the TRQ Shares issuable upon the exercise of the NRO Rights and the Standby Shares) in each of the provinces and territories of Canada and to register all of the aforementioned securities with the United States Securities and Exchange Commission;

(ii)

permit the lawful distribution of the securities issuable to any member of the Rio Tinto Group which is a Qualified Holder in connection with a New Rights Offering and the transactions contemplated by this Agreement; provided that TRQ will only be required to file a prospectus and registration statement, or similar disclosure document, in respect of a New Rights Offering in Canada and the United States; and

(iii)

list (or reserve for listing, as applicable) on the Exchanges on which the TRQ Shares are then listed and traded the securities issuable in connection with a New Rights Offering and the TRQ Shares issuable in connection with the other transactions contemplated by this Agreement (including the Standby Shares and any Equity Contribution Shares),

including obtaining all necessary consents and approvals for the creation, offering and issuance of such securities;

(b)

if required by applicable Securities Laws in conducting a New Rights Offering, prepare any prospectus amendment and/or any documentation supplemental thereto and/or any amending or supplemental documentation and/or any similar document required to be filed by it under applicable Securities Laws;

(c)

comply with applicable Securities Laws in conducting a New Rights Offering and the other transactions contemplated by this Agreement and consult with Rio Tinto and its legal counsel regarding the manner in which a New Rights Offering and the other transactions contemplated by this Agreement will comply with applicable Securities Laws;

(d)

permit Rio Tinto and its advisors reasonable opportunity to participate in and have input on its communications (verbal, written or otherwise) with any Governmental Authorities and the Exchanges with respect to a New Rights Offering and the other transactions contemplated by this Agreement, including providing Rio Tinto, in advance, with copies of any notifications, filings, applications and other submissions in draft form and a reasonable opportunity to review and comment thereon; and

(e)

immediately notify Rio Tinto and its legal counsel in writing of any demand, request or inquiry (formal or informal) by any Governmental Authority or the Exchanges that concerns any matter that may affect a New Rights Offering or any of the other transactions contemplated by this Agreement.

27.

TRQ and Rio Tinto agree that the provisions of this Agreement relating to a New Rights Offering will apply notwithstanding anything to the contrary in the PPA; provided, however, that Rio Tinto and TRQ acknowledge that the agreement by the parties hereunder, including Rio Tinto’s agreement to participate in a New Rights Offering, will not be construed as determinative of any party’s rights or obligations under the PPA in respect of any other transaction or matter including, without limitation, in respect of any rights offerings other than in accordance with the terms of this Agreement nor as an admission by either party that a particular transaction is permitted or not permitted under the PPA.

28.

If TRQ is required, pursuant to Section 20, to conduct a New Rights Offering and, on or after the announcement or launch of such New Rights Offering, the fact(s), event(s) or circumstance(s) in respect of which the relevant Demand Notice was originally provided either (i) no longer exist, or (ii) have been otherwise remedied, cured or dealt with to the satisfaction of Rio Tinto, acting reasonably, then TRQ will be entitled to terminate such New Rights Offering at any time prior to the date on which the relevant NRO Rights are listed and posted for trading on any of the TSX, NYSE or, if then applicable, NASDAQ, to the extent permitted by the rules and policies of the Exchanges and applicable Securities Laws.

29.

Rio Tinto agrees to support a New Rights Offering by: (a) subscribing for, or causing one or more members of the Rio Tinto Group to subscribe for, at the NRO Subscription Price on the NRO Closing Date, such number of TRQ Shares (the “Standby Shares”) as is equal to the result of (x) minus (y), where: (x) equals the number of TRQ Shares determined by dividing the sum of the NRO Gross Proceeds and the Agreed Gross Proceeds by the NRO Subscription Price; and (y) equals the number of TRQ Shares subscribed for under such New Rights Offering by holders of NRO Rights, including any member of the Rio Tinto Group, pursuant to the Basic Subscription Privilege and Additional Subscription Privilege (such commitment being referred to herein as the “Standby Commitment”), and (b) refraining from taking any action or making any public statement in connection with any such New Rights Offering inconsistent with its Standby Commitment (excluding, for greater certainty, exercising any of its rights under Section 30).

30.

The Standby Commitment is subject to the satisfaction (or waiver in writing by Rio Tinto) of the following conditions in favour of Rio Tinto at the time of completion of the Standby Commitment on the NRO Closing Date:

(a)

there will be no claims, litigation, inquiries, investigations (whether formal or informal) or other proceedings, including appeals and applications for review, in progress or pending, commenced or threatened, by any person or Governmental Authority or any Exchange, or orders or decisions issued by any Governmental Authority or any Exchange, any of which:

(i)	suspends or ceases trading in any TRQ securities or operates to prevent or restrict the lawful distribution of any such securities; or

(ii)	restricts or enjoins any of the transactions contemplated by this Agreement;

(b)

all necessary approvals, orders, rulings and consents of all relevant securities regulatory authorities and other Governmental Authorities required in connection with the New Rights Offering and the other transactions contemplated by this Agreement will have been obtained;

(c)

each of the Exchanges will have approved the listing of the securities issuable in connection with the New Rights Offering, subject only to the filing of customary documents with the Exchanges, as applicable;

(d)	neither any NRO Rights nor any TRQ Shares will have been de-listed or suspended or halted from trading for a period greater than one (1) Business Day at any time prior to the NRO Closing Date;

(e)

the representations and warranties of TRQ contained in Schedule C will be true and correct in all material respects as of the NRO Closing Date with the same force and effect as if made as at the NRO Closing Date after giving effect to the New Rights Offering and the other transactions contemplated by this Agreement;

(f)	TRQ will have complied in all material respects with its covenants contained in this Agreement;

(g)

Rio Tinto will have received favourable legal opinions dated the NRO Closing Date addressed to Rio Tinto and its legal counsel from Canadian and U.S. counsel to TRQ in form and substance satisfactory to Rio Tinto and its legal counsel, acting reasonably, with respect to the TRQ Shares issued upon the exercise of the NRO Rights and the Standby Shares;

(h)

no catastrophe of national or international consequence or any change in law or other occurrence of any nature whatsoever will have occurred at any time prior to the NRO Closing Date which, in the reasonable opinion of Rio Tinto, seriously adversely affects, or would reasonably be expected to seriously adversely affect, the financial markets in Canada or the United States;

(i)	no Material Adverse Change will have occurred at any time prior to the NRO Closing Date; and

(j)	the NRO Closing Date will have occurred as soon as reasonably practicable but no later than ninety (90) days after the filing of the Preliminary Prospectus.

31.

Rio Tinto agrees, subject to the satisfaction (or waiver by Rio Tinto) on the fifth (5th) Business Day preceding the NRO Expiry Date of the conditions in favour of Rio Tinto set forth in paragraphs 30(a) to 30(f) inclusive and paragraphs 30(h) and 30(i) (provided that for the purposes of this Section 31, references in such Sections to the NRO Closing Date will be deemed to be references to such fifth (5th) Business Day preceding the NRO Closing Date), to support the New Rights Offering by exercising, and causing any other member of the Rio Tinto Group who owns NRO Rights to exercise, the Basic Subscription Privilege in respect of any NRO Rights held Rio Tinto and any such member.

32.

The subscription price for any TRQ Shares subscribed for by Rio Tinto or any of its Affiliates under the Basic Subscription Privilege will be payable at the time set out in the Final Prospectus. Notwithstanding anything to the contrary in the Preliminary Prospectus, the Final Prospectus or any amendment, the subscription price for any TRQ Shares subscribed for by Rio Tinto or any of its Affiliates under the Additional Subscription Privilege will be payable on, and will not be required to be delivered prior to, the NRO Closing Date.

33.	All or part of the Standby Commitment may be assigned to one or more members of the Rio Tinto Group which are Qualified Holders.

34.

TRQ covenants and agrees to: (a) cause its transfer agent to deliver to Rio Tinto, as soon as is practicable following the NRO Expiry Date, details concerning the total number of TRQ Shares subscribed for by holders of NRO Rights under the New Rights Offering, the number of TRQ Shares which Rio Tinto or another member of the Rio Tinto Group have been allocated and must subscribe for under the Additional Subscription Privilege (each in accordance with its election made in connection with its exercise of the Basic Subscription Privilege) and the number of Standby Shares which Rio Tinto or another member of the Rio Tinto Group must subscribe for pursuant to the Standby Commitment; and (b) provided the requisite subscription price has been paid, on the NRO Closing Date, issue to Rio Tinto or such other member of the Rio Tinto Group as Rio Tinto may direct, the TRQ Shares subscribed for by it under the Basic Subscription Privilege, any TRQ Shares subscribed for by it under the Additional Subscription Privilege and the Standby Shares.

35.

In consideration of the Standby Commitment, TRQ agrees to pay to Rio Tinto and/or such other member of the Rio Tinto Group as Rio Tinto may direct, an aggregate standby commitment fee (the “Standby Commitment Fee”) in an amount consistent with the principles set forth in Schedule D to the MoA. The Standby Commitment Fee will be paid on the NRO Closing Date, subject to each of the conditions listed in Section 30 having been satisfied or waived and subject to Rio Tinto having paid in full for all TRQ Shares subscribed for by Rio Tinto pursuant to the New Rights Offering and its Standby Commitment.

36.	TRQ will pay all Rights Offering Expenses in connection with a New Rights Offering, including the reasonable legal fees, disbursements and expenses of Rio Tinto’s legal counsel.

Covenants

37.	TRQ covenants and agrees with Rio Tinto that from and after the date of this Agreement until the Support Termination Date, TRQ:

(a)	will:

(i)	satisfy or comply with all of the covenants, obligations, terms and conditions to be complied with or satisfied by it under the Sponsor Debt Service Undertaking;

(ii)

promptly provide Rio Tinto with a complete and unredacted copy of any notice issued by the Senior Lenders to either TRQ or OT LLC relating to an Event of Default or Completion Default or the institution or threat of any proceedings relating to an Event of Default (as defined in the Sponsor Debt Service Undertaking) or a Completion Default;

(iii)

cooperate and cause its Subsidiaries to cooperate fully with Rio Tinto and its Affiliates as Rio Tinto may request, acting reasonably, in structuring any transactions contemplated by this Agreement in a tax efficient manner, and, without restricting the generality of the foregoing, will take and cause its Subsidiaries to take any action necessary to ensure that all amounts received in the course of an Equity Contribution or New Rights Offering are dealt with in accordance with Section 63 or 64, as applicable;

(iv)

duly and punctually pay or cause to be paid when due in accordance with the terms of this Agreement and the Sponsor Debt Service Undertaking all amounts in respect of principal, interest and any other fees, costs and charges which are due and owing under the terms thereof and use the net proceeds of each Equity Contribution, New Rights Offering (other than any Additional Gross Proceeds) and Alternative Financing Proposal to pay any and all amounts due and payable by TRQ pursuant to the terms of the Sponsor Debt Service Undertaking and this Agreement and, subject to Sections 63 and 64 and the terms and conditions of the Common Terms Agreement, to provide funding to OT LLC in order that OT LLC can pay any and all amounts due and payable by OT LLC pursuant to the terms of the Finance Documents and the OT Financing Support Agreement;

(v)	comply, in all material respects, with all material Applicable Laws to the extent affecting its business and will ensure that each of the Material Subsidiaries so comply; and

(vi)

maintain insurance on and in relation to its business and assets with financially sound and reputable insurance companies or associations including all-risk property insurance and comprehensive general liability insurance, in amounts and against risks that are determined by it to be appropriate and which are prudent in the circumstances, and will furnish to Rio Tinto, on written request, satisfactory evidence of the insurance carried and notify Rio Tinto of any claim it makes under the foregoing insurance policies that is in excess of US$2,500,000;

(b)	will not, directly or indirectly (including, for greater certainty, by or through any Material Subsidiary), without the prior written consent of Rio Tinto:

(i)	amend the Constating Documents of TRQ or any Material Subsidiary;

(ii)	enter into a merger, amalgamation or arrangement, or effect an acquisition with a value in excess of US$5,000,000, or propose a material reorganization, liquidation or dissolution;

(iii)

enter into any transaction, whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale, lease or otherwise whereby all or substantially all of the assets, property, effects or undertaking of the relevant entity (including any sale of shares of any Material Subsidiary (other than as contemplated by Section 37(b)(vi))) would become the property of any other person;

(iv)

permit any Material Subsidiary to issue, assign, transfer or sell any equity interest, Convertible Securities, Rights, bonds, debentures or other securities issued by or of such a Material Subsidiary or permit any such Material Subsidiary to issue, grant any right, option or other commitment for the issuance by such Material Subsidiary of any such securities, unless:

A.	Rio Tinto has given its prior written consent thereto;

B.	such issuance, assignment, transfer, sale or grant could not, in Rio Tinto’s opinion, acting reasonably, adversely affect its rights hereunder or the enforcement thereof; and

C.	such issuance, sale or grant is in accordance with the share retention and other terms of the Finance Documents;

(v)	sell or transfer any Shareholder Subordinated Debt to any person unless:

A.	Rio Tinto has given its prior written consent thereto;

B.	immediately after such sale or transfer, such sale or transfer could not, in Rio Tinto’s opinion, acting reasonably, adversely affect its rights hereunder or the enforcement thereof; and

C.	such sale or transfer is in accordance with the Shareholder Subordinated Debt retention and other terms of the Finance Documents;

(vi)	sell or transfer any equity interest in OT LLC to any person unless:

A.	Rio Tinto has given its prior written consent thereto;

B.

immediately after such sale or transfer, the Offshore Shareholder Holdcos are wholly-owned by such person (the “Successor”) and the Offshore Shareholder Holdcos continue to own all of TRQ’s indirect equity interest in OT LLC;

C.	the Successor enters into an agreement with Rio Tinto whereby it agrees to perform the same obligations as TRQ hereunder in a form satisfactory to Rio Tinto and its legal counsel, acting reasonably;

D.	such sale or transfer could not, in Rio Tinto’s opinion, acting reasonably, adversely affect its rights hereunder or the enforcement thereof; and

E.	such sale or transfer is in accordance with the share retention and other terms of the Finance Documents.

Upon any such permitted sale or transfer, the Successor will succeed to, and be substituted for, and may exercise every right of TRQ hereunder with the same effect as if the Successor had been named as TRQ herein, and thereafter, TRQ will be relieved of all obligations and covenants hereunder;

(vii)

sell or transfer the whole or any part of the OT Project’s assets or properties to any person other than (A) a sale in the ordinary course of OT LLC’s business, (B) a transfer to TRQ or a Material Subsidiary or (C) as otherwise required pursuant to the Finance Documents;

(viii)

sell or transfer the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) or an interest therein to any person other than a Material Subsidiary, except as otherwise required pursuant to the Finance Documents;

(ix)	enter into any off-take contracts or marketing contracts with respect to the OT Project, except as otherwise required pursuant to the Finance Documents;

(x)

create, incur, assume or permit to remain outstanding, or permit any Subsidiary to create, incur, assume or permit to remain outstanding, any Debt other than Permitted Debt; provided that the Non-Material Subsidiaries will be permitted to incur Debt and create Encumbrances on their own present or future revenues, assets, property, effects and undertaking for the sole purpose of financing their own businesses and operations, including project-related finance debt, provided that recourse in respect thereof is limited solely to the assets of the Non-Material Subsidiaries;

(xi)

create, or permit any Material Subsidiary to create, any Encumbrance (other than a Permitted Encumbrance) on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom or on any of their respective present or future assets, effects, undertaking or property, whether real or personal; or

(xii)	change its business in any material respect or, subject to the terms of the Heads of Agreement, cease to carry on all or a substantial part of its business;

(c)

will not, and will ensure that its Material Subsidiaries do not: (i) amend, waive or vary any material provision of any Project Document, any Finance Document or any off-take or marketing agreement to which it is a party; (ii) suspend, assign or transfer any of its rights or obligations under any Project Document, any Finance Document or any off-take or marketing agreement to which it is a party; or (iii) enter into any new material contract of a similar nature to any of those described in (i) and (ii) above, including any streaming agreement, in each case, without the prior written consent of Rio Tinto, acting reasonably;

(d)

will, and will ensure that each Material Subsidiary will, provide all information which Rio Tinto may reasonably request; provided that under no circumstances will TRQ be required to provide to Rio Tinto any information if the provision of such information will result in or give rise to a contravention of any Applicable Law or any reasonably required written contractual confidentiality agreements (provided further that TRQ will use commercially reasonable endeavours to secure consent to disclose any such information pursuant to any such laws or agreements);

(e)	notwithstanding paragraph (d) of this Section 37, notify Rio Tinto promptly of:

(i)

details of any litigation, dispute, arbitration or other proceeding to which TRQ or any Material Subsidiary is a party, the result of which if determined adversely, (A) would be a judgement or award in excess of US$2,000,000, or (B) would be reasonably likely to have a Material Adverse Effect;

(ii)	any loss or damage of a material amount (and for the purpose of this Section 37(e)(ii), “material amount” will mean an amount equal to or greater than $15,000,000) to the consolidated assets of TRQ;

(iii)	any Environmental Claims which could reasonably be expected to have a Material Adverse Effect;

(iv)

particulars of any event which constitutes an event of default under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other document or instrument made by TRQ or any Material Subsidiary including any Finance Document to which any of them is a party, or any event which with the giving of notice or the lapse of time or both would constitute such an event, and particulars of the action which TRQ or the relevant Material Subsidiary proposes to take with respect thereto, forthwith after TRQ or the relevant Material Subsidiary has obtained knowledge of the occurrence of such event; or

(v)	any event or circumstance which could reasonably be expected to have a Material Adverse Effect;

(f)

will, and will ensure that each Material Subsidiary will, at all times maintain its corporate existence in good standing under Applicable Laws and obtain and maintain in good standing all necessary licences and registrations in any jurisdiction where the nature of the business carried on by TRQ or the relevant Material Subsidiary makes such licences necessary or advantageous and carry on and conduct its business in a prompt and efficient manner and in accordance with the Finance Documents to which it is a party;

(g)

will immediately and duly pay when due, and will cause each Material Subsidiary to immediately and duly pay when due (and will furnish to Rio Tinto when required or requested by Rio Tinto evidence establishing such payments):

(i)	all obligations to its employees and all obligations to others which relate to the employees of the relevant entity, including all Taxes related thereto;

(ii)

all Taxes before the imposition of any fine, interest or penalty for the late payment thereof, unless the relevant entity will in good faith contest its obligation so to pay and has satisfied Rio Tinto that the contestation will not jeopardize the business of such entity, and an appropriate financial reserve in accordance with GAAP applied on a basis consistent with past practice and satisfactory to Rio Tinto has been established; and

(iii)

without derogating from the terms hereof, any obligation secured by any Encumbrance and any obligation incurred by, or imposed on, the relevant entity or any of its assets, property, effects and undertaking, or any part thereof, by virtue of any contract, mortgage, debenture, indenture, lease, licence, agreement, permit or other document or instrument or otherwise, the breach or default of which could result in any Encumbrance or any right of distress, forfeiture, sale or termination or any other remedy being enforced against such entity or its assets, property, effects and undertaking, or any part thereof;

(h)

will, and will ensure that all of its Subsidiaries will, observe and perform all of their material obligations, covenants, terms and conditions under any material contract, mortgage, debenture, indenture, lease, licence, agreement or other instrument to which any of them is a party or by which any of them is bound or by which any of their assets is subject including each Finance Document to which any of them is a party, except (in the case of any such instrument which is not an agreement between TRQ or any of its Subsidiaries and any member of the Rio Tinto Group other than the Finance Documents) where such observance or non-performance would not reasonably be expected to result in a Material Adverse Effect;

(i)

TRQ will use and operate all of its property and assets in compliance with all, and in a manner which would not result in liability under any, Environmental Laws and keep all necessary permits relating to environmental matters in effect and remain in compliance therewith;

(j)

TRQ will take all actions necessary to (i) maintain the listing or quotation of its common shares on the TSX and the NYSE and (ii) maintain its status as a “reporting issuer” in a province of Canada not in default of Canadian Securities Laws;

(k)	TRQ will deliver or cause to be delivered:

(i)

as soon as available but no later than 60 days after the close of each fiscal quarter, quarterly (and year-to-date) unaudited financial statement of TRQ, OT LLC and each Subsidiary of TRQ that present fairly such entity’s financial position, prepared in each case in accordance with Clause 6.1(c) of the Sponsor Debt Service Undertaking; and

(ii)

as soon as available but no later than 120 days after the close of each fiscal year, as applicable, audited financial statements of TRQ and OT LLC that present fairly such entity’s financial position, and prepared in each case in accordance with Clause 6.1(c) of the Sponsor Debt Service Undertaking;

(l)	TRQ will promptly inform Rio Tinto of any request by a Governmental Authority for any information concerning this Agreement or the transactions contemplated hereby;

(m)	TRQ will take all actions necessary to maintain a transfer agent for the TRQ Shares in accordance with the rules of the Exchanges; and

(n)

contemporaneously with the Funding Date, TRQ will deposit the PF Amounts with the Rio Deposit Entity pursuant to the Services Agreement and the Flow of Funds Agreement. TRQ shall cause the PF Amounts to be flowed from Oyu Tolgoi Netherlands B.V. and Movele S.à.R.L to TRQ in accordance with the Flow of Funds Agreement. TRQ shall cause any PF Amounts returned to TRQ under the Services Agreement to be flowed from TRQ to Oyu Tolgoi Netherlands B.V. and Movele S.à.R.L or otherwise used in accordance with the Flow of Funds Agreement and the Services Agreement. Capital contributions to THR Mines (BC) Ltd. shall be by way of contribution of surplus and not by the issuance of new shares.

38.

TRQ acknowledges the rights of subrogation granted to Rio Tinto pursuant to Clause 2.3 of the RT CSU and further covenants and agrees that, notwithstanding Clause 3.3 of the Sponsor Debt Service Undertaking:

(a)

TRQ shall not be entitled to receive any payments or to exercise any other rights arising out of, or based upon, its right of subrogation set out in Clause 3.3 of the Sponsor Debt Service Undertaking until: (i) any and all amounts paid by Rio Tinto to the Finance Parties pursuant to the terms of the RT CSU (the “Completion Support Obligations”) have been re-paid to Rio Tinto unconditionally and irrevocably in full; and (ii) the Support Termination Date has occurred; and

(b)

if TRQ receives on account or in respect of its right of subrogation set out in Clause 3.3 of the Sponsor Debt Service Undertaking (and not on account or in respect of any other right) any distribution of assets by OT LLC or payment by or on behalf of OT LLC of any character, whether in cash, securities or other property, prior to payment in full of all Completion Support Obligations and any Senior Debt Obligations owing to Rio Tinto, it shall hold in trust or as agent (as property of Rio Tinto) for the benefit of, and shall, no later than five (5) Business Days after receipt thereof, pay over or deliver to, Rio Tinto such distribution or payment in the form received (except for the endorsement or assignment by the Sponsor where necessary) for application against the outstanding Completion Support Obligations and Senior Debt Obligations owing to Rio Tinto (if applicable); provided that, if compliance by TRQ with its obligation to pay any amounts to Rio Tinto in accordance with this paragraph (b) of this Section 38 results in Rio Tinto receiving an amount in excess of the amount required to discharge the Completion Support Obligations and Senior Debt Obligations owing to Rio Tinto (if applicable) in full, Rio Tinto shall refund such excess to TRQ to the extent it may be entitled to such excess.

39.	Rio Tinto covenants and agrees with TRQ that:

(a)	from the date of this Agreement until the Support Termination Date it:

(i)	will satisfy or comply with all of the covenants, obligations, terms and conditions to be complied with or satisfied by it under the RT CSU;

(ii)

will not amend, restate, modify or assign the RT CSU in a manner that would be materially adverse to the interests of TRQ or agree, resolve or commit to do any of the foregoing without obtaining the prior written consent of TRQ;

(iii)	promptly notify TRQ of the full particulars, to the knowledge of Rio Tinto, of:

A.

any fact, event or circumstance (actual, anticipated or threatened) in or affecting Rio Tinto’s ability to meet its obligations under the RT CSU or which gives rise to a Completion Default (as defined in the RT CSU);

B.

any fact, event or circumstance (actual, anticipated or threatened) which would reasonably be expected to be of such a nature as to affect Rio Tinto’s ability to meet its obligations under the RT CSU or give rise to a Completion Default (as defined in the RT CSU);

C.

the issuance by the Senior Lenders of any notice received by Rio Tinto relating to a Completion Default or the institution or threat of any proceedings relating to a Completion Default (as defined in the RT CSU);

D.	the issuance by Rio Tinto of any notice delivered to the Senior Lenders relating to the RT CSU; and

E.

the issuance by Rio Tinto, on behalf of TRQ, of any notice delivered to the Intercreditor Agent pursuant to Clause 4 (Suspension and Termination of Obligations Due to Suspensive Events) of the Sponsor Debt Service Undertaking (including any Suspensive Event Notice, Suspensive Event Dispute Notice, Arbitration Commencement Notice, Cessation Notice, Suspensive Event Cessation Dispute Notice or Reinstatement Notice);

(iv)	will promptly provide TRQ with a complete and unredacted copy of any notice referred to in items (iii), (iv) and (v) above;

(v)

will not take any action, or omit from taking any action, which could reasonably be expected to impede or adversely affect the ability of TRQ (or Rio Tinto pursuant to Clause 3 of the RT CSU, as the case may be) to take action to suspend certain obligations as contemplated by Clause 4 of the Sponsor Debt Service Undertaking (or Clause 3 of the RT CSU, as the case may be) as a result of a Suspensive Event; and

(vi)	will promptly provide TRQ with copies of all amendments, waivers or other modification made to the Common Terms Agreement and other Finance Documents from time to time.

Guarantee and Indemnity

40.

TRQ hereby unconditionally and irrevocably guarantees in favour of Rio Tinto (i) the due and punctual payment in full by OT LLC of the Completion Support Agreement Fee on each Completion Fee Payment Date and (ii) the due and punctual repayment by OT LLC of any Subordinated Debt Advance (together with interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any of other member of the Rio Tinto Group and (iii) the due and punctual payment of any other amounts payable to Rio Tinto and/or any of other member of the Rio Tinto Group under Sections 14(d), 17(d), 20(d), 32 and 33 of the OT Financing Support Agreement, provided that any such amount pursuant to this Section 40(iii) became payable to Rio Tinto and/or any of other member of the Rio Tinto Group under the OT Financing Support Agreement on or before the Completion Support Agreement Fee Termination Date or is in respect of any event or circumstance that occurred on or before the Completion Support Agreement Fee Termination Date (collectively, the “Obligations”). If any or all of the Obligations are not fully paid as required to be paid, for any reason whatsoever, such due and unpaid Obligations will, as a separate and distinct obligation, be due and payable by TRQ as primary obligor. Furthermore, if any or all of the Obligations are not fully paid as required, for any reason whatsoever, TRQ will, as a separate and distinct obligation, indemnify and save harmless Rio Tinto from and against all losses, costs, damages, expenses, claims and liabilities of Rio Tinto resulting from the failure to make payment with respect to such Obligations. Until the OT Deposit Termination Date, TRQ hereby unconditionally and irrevocably undertakes, in favour of Rio Tinto, to make due and punctual payment in full of all the debts and liabilities, present or future, direct or indirect, absolute or contingent, matured or not, at any time owing by Rio Tinto or paid by Rio Tinto pursuant to the RT CSU (the “Indemnity Obligations”). Furthermore, if any or all of the Indemnity Obligations are paid in part or in full by Rio Tinto, for any reason whatsoever, TRQ will indemnify and save harmless Rio Tinto from and against all losses, costs, damages, expenses, claims and liabilities of Rio Tinto resulting from the failure to make payment with respect to such Indemnity Obligations.

41.

The liability of TRQ pursuant to Section 40 will be absolute and unconditional and will not be released, exonerated, discharged, diminished, subjected to defence, limited or in any way affected by, and the rights and remedies of Rio Tinto will not be in any way diminished or prejudiced by:

(a)	any lack of genuineness, validity or enforceability of any of the Obligations or of any agreement between, inter alios, OT LLC and Rio Tinto;

(b)	any impossibility, impracticability, frustration of purpose, illegality, force majeure or act of government;

(c)

the bankruptcy, winding-up, liquidation, dissolution or insolvency of OT LLC or any other person or the amalgamation of or any change in the status, function, control, constitution or ownership of OT LLC, TRQ, Rio Tinto or any other person;

(d)

any lack or limitation of power, incapacity or disability on the part of OT LLC or of the directors, partners or agents thereof or any other irregularity, defect or informality on the part of OT LLC in its obligations to Rio Tinto;

(e)

any change in the name, objects, powers, organization, share capital, organizational documents, business, shareholders, directors or management of OT LLC, TRQ or any surety, the reorganization of OT LLC, TRQ or any other surety, any amalgamation or merger by OT LLC, TRQ or any other surety with any other person or persons, or any continuation of OT LLC, TRQ or any other surety under the laws of any jurisdiction;

(f)	any non-compliance with or contravention by TRQ of any provision of any corporate statute applicable to TRQ relative to guarantees or other financial assistance given by TRQ;

(g)

any failure by Rio Tinto to take, or any abstention by Rio Tinto from taking, any Encumbrance from OT LLC, TRQ or any other surety or any other person, or from perfecting or maintaining the perfection of any Encumbrance taken; any release or addition of one or more sureties or endorsers; the acceptance of any additional or substituted Encumbrance; any release or subordination of any Encumbrance or any loss of, or in respect of, any Encumbrance by or on behalf of Rio Tinto from OT LLC, TRQ, any other surety or any other person, whether occasioned through the fault of Rio Tinto or otherwise;

(h)	any loss or impairment of any right of TRQ to subrogation, reimbursement or contribution, whether or not as a result of any action taken or omitted to be taken by Rio Tinto;

(i)	any amendment or restatement (however fundamental) of this Agreement; or

(j)

any other matter, act, omission, circumstance, development or thing of any and every nature, kind and description whatsoever (other than the due payment in full of the Obligations) that might in any manner (but for the operation of this Section 41) operate (whether by statute, at law, in equity or otherwise) to release, discharge, diminish, limit, restrict or in any way affect the liability of, or otherwise provide a defense to, TRQ, any other surety, or OT LLC, even if known by Rio Tinto, and each of the foregoing is hereby waived by TRQ to the fullest extent permitted under Applicable Laws. The foregoing provisions apply and the foregoing waivers will be effective to the fullest extent permitted under Applicable Laws even if the effect of any action or failure to take action by Rio Tinto is to destroy or diminish TRQ’s subrogation rights, TRQ’s right to recover contribution from any other person or any other right or remedy of TRQ.

42.

The guarantee provided in Section 40 is in addition to, and is not in substitution for or in any way prejudiced by, any other guarantee or security now or subsequently held by Rio Tinto or any member of the Rio Tinto Group provided by TRQ.

43.

The liability of TRQ pursuant to Section 40 will not be released, discharged, limited or in any way affected by anything done, suffered or permitted by Rio Tinto in connection with any duties or liabilities of OT LLC to Rio Tinto or any security therefor including any loss of or in respect of any security received by Rio Tinto from OT LLC or others. Without limiting the generality of the foregoing and without releasing, exonerating, discharging, diminishing, limiting, restricting, subjecting to a defence or otherwise affecting in whole or in part TRQ’s liability pursuant to Section 40, without obtaining the consent of or giving notice to TRQ, Rio Tinto may:

(a)	discontinue or reduce the credit provided by Rio Tinto to OT LLC;

(b)

make any change in the manner or place of payment under any agreement between, inter alios, OT LLC and Rio Tinto or excuse, overlook or waive, in whole or in part, temporarily, permanently or from time to time, the failure on the part of OT LLC to carry out any of its obligations under any such agreement;

(c)	grant time, renewals, extensions, indulgences, releases and discharges to OT LLC or any other person;

(d)

apply all money at any time received from OT LLC or from securities upon such part of the Obligations as Rio Tinto may see fit or change any such application in whole or in part from time to time as Rio Tinto may see fit;

(e)

compromise, subordinate, postpone or abandon any of the Obligations, any of the liabilities and obligations of any surety, any Encumbrance or any of Rio Tinto’s arrangements or agreements with OT LLC, any other surety or any other person;

(f)

other than with respect to the assets of OT LLC, release or add one or more sureties or endorsers, accept any additional or substituted Encumbrance, or release, subordinate or postpone any Encumbrance;

(g)	do, or omit to do, anything to enforce the payment of any or all of the Obligations, any or all of the liabilities and obligations of any surety or any encumbrance; and

(h)

prove any claim in any liquidation proceeding affecting OT LLC, any other surety or any other person as it sees fit or refrain from proving any claim or permit or suffer the impairment of any of the Obligations in any such liquidation proceeding; make any election in any such liquidation proceeding; permit or suffer the creation of secured or unsecured credit or debt in any such liquidation proceeding; or permit or suffer the disallowance, avoidance, or subordination of any of the Obligations or the obligations of any other obligor with respect to the Obligations in any such liquidation proceeding.

44.

Rio Tinto will not be bound or obligated to exhaust its recourse against OT LLC or other persons or any securities or collateral it may hold or take any other action before being entitled to demand payment from or performance by TRQ pursuant to Section 40, and TRQ hereby expressly irrevocably waives any rights it may have to require the same.

45.

The obligations of TRQ pursuant to Section 40 will constitute and be continuing obligations and will apply to and secure any ultimate balance due or remaining due to Rio Tinto in respect of the Obligations and will not be considered as wholly or partially satisfied by the payment or liquidation at any time of any sum of money for the time being due or remaining unpaid to Rio Tinto, provided that the obligations of TRQ pursuant to paragraph (ii) of Section 40 will cease to apply as of the Completion Support Agreement Fee Termination Date if the aggregate amount of all Subordinated Debt Advances (principal, interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any of other member of the Rio Tinto Group did not exceed US$500,000,000 at any time prior to the Completion Support Agreement Fee Termination Date. The guarantee provided in Section 40 will continue to be effective even if at any time any payment of any of the Obligations is rendered unenforceable or is rescinded or must otherwise be returned by Rio Tinto upon the occurrence of any action or event including the insolvency, bankruptcy or reorganization of OT LLC or otherwise, all as though such payment had not been made.

46.

TRQ will make payment to Rio Tinto of all Obligations and Indemnity Obligations forthwith after demand therefor is made in writing to TRQ by Rio Tinto in respect thereof that are due or payable at the time of demand for payment. TRQ will make payment to Rio Tinto forthwith upon demand of all reasonable and documented costs and expenses incurred by Rio Tinto in enforcing the guarantee provided in Section 40.

47.

All debts and liabilities, present and future, of OT LLC to TRQ may not be repaid by OT LLC to TRQ unless the Completion Support Agreement Fee is being paid currently, and all money received by TRQ in respect thereof will be held in trust for Rio Tinto and forthwith upon receipt will be paid over to Rio Tinto, the whole without in any way lessening or limiting the liability of TRQ hereunder and this Section 47 is independent of TRQ’s obligations set forth in Section 40 and will remain in full force and effect until the obligations of TRQ under Section 40 have been discharged or terminated and all Obligations are paid in full.

48.

TRQ will not be entitled to subrogation under its Sponsor Debt Service Undertaking until: (a) TRQ makes irrevocable payment to Rio Tinto of all amounts owing by TRQ to Rio Tinto pursuant to Section 40; and (b) the Obligations are performed and paid in full. Thereafter, Rio Tinto will, at TRQ’s request and expense, execute and deliver to TRQ appropriate documents, without recourse and without representation and warranty, other than as to Rio Tinto’s authority to do so and other than as to no assignments having been made, necessary to evidence the transfer by subrogation to TRQ of an interest in the Obligations and any security held therefor resulting from such performance or payment by TRQ.

49.

Unless all of the obligations of TRQ pursuant to Section 40 have been indefeasibly paid or performed, TRQ will not be discharged from any of its obligations under Section 40 except by a release or discharge signed in writing by Rio Tinto.

Completion Support Agreement Make Whole Fee

50.

In consideration for entering into the RT CSU, TRQ agrees to pay to Rio Tinto, or an Affiliate of Rio Tinto designated by Rio Tinto, on each Completion Fee Payment Date until the Completion Support Agreement Fee Termination Date, a completion support agreement make whole fee (the “Completion Support Agreement Make Whole Fee”) equal to the sum of (i) the Completion Fee Rate per annum, payable annually, in advance, on the Projected Net Covered Obligations for the applicable Completion Fee Year and (ii) the Non-Deposit Rate per annum, payable annually, on the amount, if any, by which the Projected Net Covered Obligations under the Agreement exceed the Project Net Covered Obligations under the OT Financing Support Agreement. If Rio Tinto or an Affiliate of Rio Tinto designated by Rio Tinto at any time makes any Subordinated Debt Advances under the OT Financing Support Agreement, the scope of TRQ’s obligation to pay the Completion Support Agreement Make Whole Fee will be amended, to the extent necessary, in a manner consistent with the principles set forth in Schedule D to the MoA.

51.

Two weeks in advance of the next occurring Completion Fee Payment Date, Rio Tinto will determine the Actual Net Covered Obligations under this Agreement and the Actual Net Covered Obligations under the OT Financing Support Agreement for the then current Completion Fee Year. The Completion Support Agreement Make Whole Fee in respect of each Completion Fee Year shall be adjusted by an amount equal to the difference (whether positive or negative) between the Completion Support Agreement Make Whole Fee calculated on the Projected Net Covered Obligations under this Agreement and the Projected Net Covered Obligations under the OT Financing Support Agreement for such Completion Fee Year and the Completion Support Agreement Make Whole Fee calculated on the Actual Net Covered Obligations under this Agreement and the Actual Net Covered Obligations under the OT Financing Support Agreement for such Completion Fee Year. The amount of such adjustment will be (i) added to or set off against, as applicable, the payment of the Completion Support Agreement Make Whole Fee for the next Completion Fee Year and (ii) paid in the case of the final Completion Fee Year.

Governance Matters

52.

If any matter or action contemplated under this Agreement, the OT Financing Support Agreement, the Sponsor Debt Service Undertaking or the RT CSU would constitute a “Special Matter” under the Governance Agreement, the execution of this Agreement constitutes TRQ’s and TRQ’s representatives consent to such matter or action. For the avoidance of doubt, nothing in this Agreement shall be construed as limiting TRQ’s or TRQ’s representatives with respect to TRQ’s approval rights over Special Matters as defined in the Governance Agreement.

Representations and Warranties

53.

TRQ makes the representations and warranties set forth in Schedule C as at the date of this Agreement, each NRO Closing Date and each Equity Closing Date (subject to such updates to paragraph (k) of Schedule C in respect of the number of TRQ Shares issued and outstanding from time to time and, in the case of a NRO Closing Date or an Equity Closing Date, such updates to any of the representations and warranties set forth in Schedule C as shall have been notified to Rio Tinto at least five (5) Business Days prior to the Demand Notice that relates to such NRO Closing Date or Equity Closing Date) and acknowledges that they are being and will be relied upon by Rio Tinto.

54.

Rio Tinto makes the representations and warranties set forth in Schedule D as at the date of this Agreement, each NRO Closing Date and each Equity Closing Date (subject to such updates to any of the representations and warranties set forth in Schedule D as shall have been notified to TRQ at least five (5) Business Days prior to the Demand Notice that relates to such NRO Closing Date or Equity Closing Date) and acknowledges that they are being and will be relied upon by TRQ.

55.

For the purposes of this Agreement, the term “knowledge of TRQ” means actual knowledge on the part of the directors and executive officers of TRQ. For the purposes of this Agreement, the term “knowledge of Rio Tinto” means actual knowledge on the part of the directors and executive officers of Rio Tinto.

56.

The representations and warranties of the parties contained in this Agreement are only made as of the dates indicated in Sections 53 and 54 but survive for the purposes of allowing a party to sue for a breach of a representation and warranty that such party is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made.

57.

Rio Tinto covenants and agrees with TRQ that, within a commercially reasonable period of time prior to either (i) TRQ being required to make and provide the representations and warranties set forth in Schedule C in connection with an upcoming Equity Closing Date, or (ii) the filing by TRQ of each of the preliminary prospectus and the final prospectus (and the corresponding registration statement) and any amendment(s) thereto in connection with TRQ conducting a New Rights Offering as contemplated by this Agreement, it shall use its commercially reasonable efforts to facilitate the participation by the appropriate representatives of Rio Tinto (as selected by Rio Tinto) and OT LLC in an information session with representatives of TRQ and its legal counsel in connection with the then current status of OT Project and related subject matters as well as the representations and warranties contained in this Agreement, to the extent it is reasonable that TRQ would expect Rio Tinto and/or OT LLC to possess relevant information regarding the accuracy and completeness of such representations and warranties.

58.

Each party will give prompt notice to the other party of the occurrence, or failure to occur, at any time from the date hereof of any event or state of facts which occurrence or failure would or would be reasonably likely to:

(a)

cause any of the representations or warranties of such party contained herein to be untrue or inaccurate in any material respect on the date hereof or at any NRO Closing Date or Equity Closing Date; or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder on or before any NRO Closing Date or Equity Closing Date or the Support Termination Date.

Additional Deliveries

59.	On the date of this Agreement:

(a)	TRQ will deliver to Rio Tinto certified copies of the resolutions of the TRQ Board approving this Agreement and the consummation of the transactions contemplated by this Agreement; and

(b)

Rio Tinto will deliver to TRQ certified copies of the resolutions of the board of directors of Rio Tinto approving this Agreement and the consummation of the transactions contemplated by this Agreement.

On the Funding Date:

(c)

TRQ will deliver to Rio Tinto favourable corporate, enforceability and securities legal opinions, dated the date of this Agreement and addressed to Rio Tinto and its legal counsel, in form and substance satisfactory to Rio Tinto and its legal counsel, acting reasonably, with respect to such matters contemplated by this Agreement as Rio Tinto and its legal counsel may reasonably request; and

(d)

Rio Tinto will deliver to TRQ favourable corporate and enforceability legal opinions, dated the date of this Agreement and addressed to TRQ and its counsel, in form and substance satisfactory to TRQ and its counsel, acting reasonably, with respect to such matters contemplated by this Agreement as TRQ and its counsel may reasonably request.

Taxes

60.

If TRQ is required by Applicable Law to withhold or deduct any Indemnified Taxes in respect of any payment to or obligation towards any member of the Rio Tinto Group under this Agreement, then TRQ will pay such member such additional amounts as may be necessary so that after making or allowing for all required withholdings and deductions (including withholdings and deductions applicable to additional amounts payable hereunder) such member receives an amount equal to the amount such member would have received had no such deductions or payments been required. TRQ will timely remit any Taxes withheld or deducted to the relevant Governmental Authority in accordance with Applicable Law, and as soon as practical thereafter, will deliver to Rio Tinto the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to Rio Tinto.

61.

TRQ will indemnify any member of the Rio Tinto Group, within ten (10) days after demand therefor, for the full amount of any Indemnified Taxes paid in respect of any payment to or obligation towards any member of the Rio Tinto Group under this Agreement (including any Indemnified Taxes imposed or asserted on or attributable to additional sums payable hereunder), together with any penalties, interest and reasonable out-of-pocket third party expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment delivered to TRQ by any member of the Rio Tinto Group will be conclusive absent manifest error.

62.

Each member of the Rio Tinto Group shall pay to TRQ an amount equivalent to any reduction of such member’s Taxes paid or payable as a result of the payment of any Indemnified Taxes referred to in Section 60 or 61, and shall promptly pay to TRQ any refund of such Indemnified Taxes received (together with any net after-tax interest received in respect of any such refund) and will take all reasonable steps to maximize the amount of any such refund or reduction of taxes paid or payable.

63.

Prior to the closing of any Alternative Financing Proposal any part of which requires the consent, approval or support of any member of the Rio Tinto Group, Equity Contribution or New Rights Offering, Rio Tinto and TRQ, together with the Subsidiaries of TRQ, shall agree upon (i) the Subsidiaries of TRQ in which any funds received by TRQ in the course of such Alternative Financing Proposal, Equity Contribution or New Rights Offering will be directly or indirectly invested, the manner of such investments (including, without limitation, through the use of segregated bank accounts), the form of such investments (including, without limitation, debt, convertible debt, capital contribution or share subscription) and the time periods within which such investments must be made (collectively the “Flow of Funds”), and (ii) the elections and forms, if any, which will be executed by TRQ, its subsidiaries and any member of the Rio Tinto Group and filed in respect of any such investments. In arriving at such agreement, Rio Tinto and TRQ shall exercise reasonable commercial efforts to (A) reduce, to the maximum extent possible, any adverse consequences to the Rio Tinto Group arising under section 212.3 of the Tax Act in connection with the Alternative Financing Proposal, Equity Contribution or New Rights Offering (for greater certainty, such adverse tax consequences may include (I) a dividend that is deemed to have been paid under section 212.3 of the Tax Act, (II) a reduction of the paid-up capital of a class of shares of a corporation under section 212.3 of the Tax Act, and (III) the potential inability to re-instate paid-up capital reduced under section 212.3 of the Tax Act, including the inability of a particular corporation to re-instate paid-up capital so reduced in respect of a particular distribution, notwithstanding the fact that such paid-up capital may be re-instated by any corporation to make future distributions), and (B) reduce, to the maximum extent possible, any Tax consequences to TRQ and any relevant Subsidiary of TRQ.

64.

In the event that no Flow of Funds is agreed to in accordance with Section 63, TRQ will ensure that any funds received by it or any of its Subsidiaries that are resident in Canada for the purposes of the Tax Act as part of an Investment described in paragraph 212.3(10)(f) of the Tax Act made by a member of the Rio Tinto Group that is resident in Canada for purposes of the Tax Act or by TRQ or any of its Subsidiaries that are resident in Canada for purposes of the Tax Act in the course of an Alternative Financing Proposal any part of which requires the consent, approval or support of any member of the Rio Tinto Group, an Equity Contribution or a New Rights Offering are directly Invested by TRQ or any of its Subsidiaries that are resident in Canada for the purposes of the Tax Act in one or more Material Subsidiaries of TRQ that is not a resident of Canada for the purposes of the Tax Act within ninety (90) days following the date such funds are received.

65.

Except as may otherwise be agreed by Rio Tinto and TRQ, TRQ and any relevant Subsidiary of TRQ or member of the Rio Tinto Group will timely execute and file any elections and forms agreed upon in accordance with Section 63 or required to minimize the adverse tax impact of section 212.3 of the Tax Act in respect of any Investment made in the circumstances described in Section 64.

66.

TRQ will, and will cause each of its relevant Subsidiaries to, cooperate as required by Rio Tinto and notwithstanding any other provisions hereof, will provide to Rio Tinto all information requested by Rio Tinto, acting reasonably, which is necessary for it to exercise its rights under this Agreement, including, without limitation, any information relevant to the determination of the Flow of Funds.

67.

In the event of a failure by TRQ or any of its Subsidiaries to comply with their obligations under Section 63 to 66, TRQ will indemnify Rio Tinto and any other member of the Rio Tinto Group for, and will hold Rio Tinto and any such other member harmless from any cash Tax loss (other than a loss resulting from a failure by Rio Tinto or any member of the Rio Tinto Group to timely file any election or form agreed upon in accordance with Section 63 or any election or form required to minimize the adverse Tax impact of section 212.3 of the Tax Act in respect of any Investment made in accordance with Section 64) arising as a result of the application of section 212.3 of the Tax Act (including, for greater certainty, (i) any liability for Taxes imposed in respect of a dividend that is deemed to have been paid pursuant to section 212.3 of the Tax Act, or (ii) any loss arising from the inability to reinstate paid-up capital reduced under section 212.3 of the Tax Act, including the inability to reinstate any paid-up capital so reduced because any corporation has been sold or otherwise disposed of, and including the inability of a particular corporation to reinstate paid-up capital so reduced in respect of a particular distribution, notwithstanding the fact that such paid-up capital may be reinstated by any corporation to make future distributions) in respect of any Investment made by any member of the Rio Tinto Group, TRQ or any of its Subsidiaries using amounts received in the course of an Alternative Financing Proposal any part of which requires the consent, approval or support of any member of the Rio Tinto Group, an Equity Contribution or a New Rights Offering, but only to the extent that such loss results from such failure by TRQ or any of its Subsidiaries. To the extent TRQ makes a payment under this indemnity in respect of a cash Tax loss that arose to any member of the Rio Tinto Group due to the inability of a particular corporation to re-instate the paid-up capital in respect of the particular corporation with respect to a distribution and such paid-up capital is subsequently re-instated resulting in a cash benefit obtained by any member of the Rio Tinto Group, then such member of the Rio Tinto Group shall reimburse TRQ to the extent of the cash benefit obtained, but in no event shall such reimbursement exceed the amount of the payment made by TRQ.

68.

TRQ will indemnify Rio Tinto and any other member of the Rio Tinto Group, and will hold Rio Tinto and any such other member of the Rio Tinto Group harmless from any cash Tax loss arising as a result of the application of section 212.3 of the Tax Act (including, for greater certainty, (i) any liability for Taxes imposed in respect of a dividend that is deemed to have been paid pursuant to section 212.3 of the Tax Act, or (ii) any loss arising from the inability to reinstate paid-up capital reduced under section 212.3 of the Tax Act, including the inability to reinstate any paid-up capital so reduced because any corporation has been sold or otherwise disposed of, and including the inability of a particular corporation to reinstate paid-up capital so reduced in respect of a particular distribution, notwithstanding the fact that such paid-up capital may be reinstated by any corporation to make future distributions) in respect of any Investment made in the course of an Alternative Financing Proposal no part of which requires the consent, approval or support of any member of the Rio Tinto Group. To the extent TRQ makes a payment under this indemnity in respect of a cash Tax loss that arose to any member of the Rio Tinto Group due to the inability of a particular corporation to reinstate the paid-up capital in respect of the particular corporation with respect to a distribution and such paid-up capital is subsequently reinstated resulting in a cash benefit obtained by any member of the Rio Tinto Group, then such member of the Rio Tinto Group shall reimburse TRQ to the extent of the cash benefit obtained, but in no event shall such reimbursement exceed the amount of the payment made by TRQ. RT shall exercise commercially reasonable efforts to (i) reduce, to the maximum extent possible, the Taxes subject to indemnity under this Section 68, and (ii) reduce, to the maximum extent possible, any Tax consequences to TRQ or any relevant subsidiary of TRQ in connection therewith.

69.

In the event of a failure by Rio Tinto or any member of the Rio Tinto Group to comply with their obligations under Section 63 to 65, Rio Tinto will indemnify TRQ and any relevant Subsidiary of TRQ for, and will hold TRQ and any such Subsidiary harmless from any incremental Taxes resulting from such failure beyond those that would otherwise arise in connection with the Flow of Funds.

70.

Any party who may be or who is required to indemnify another party hereunder in respect of any Taxes (including, without limitation, as a result of any assessment or reassessment issued by a taxation authority) shall pay any portion of such Taxes directly to the relevant taxation authority no later than the time such taxation authority becomes entitled to initiate collections procedures in respect of such portion. In the case of any Taxes payable as a result of an assessment or reassessment, the indemnifying party shall, at its cost, have the right to require that such assessment or reassessment be objected to and/or appealed from, and to participate in any proceedings relating to such objection or appeal. In the event that any amounts in respect of which a party has been indemnified hereunder are refunded to such party following any objection or appeal or otherwise, such party shall promptly pay the amount of such refund to the party by whom it was indemnified, including any net after-tax interest received from the relevant taxation authority in respect of such refund.

71.	Notwithstanding any other provision of this Agreement to the contrary, the obligations set out in Sections 60 to 70 shall survive the termination of this Agreement for any reason.

Notices

72.

All notices and other communications given or made pursuant hereto will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, respectively or as of the following Business Day if sent by prepaid overnight courier, to the parties at the following addresses (or at such other addresses as will be specified by either party by notice to the other parties in accordance with these provisions):

(a)	if to Rio Tinto:	Rio Tinto plc
6 St. James’s Square
London, England SW1Y 4AD
United Kingdom

Attention: Alexander A. Chmel, Senior Corporate Counsel

E-Mail: Alexander.Chmel@riotinto.com

	with a copy to:	McCarthy Tétrault LLP
Toronto Dominion Bank Tower
66 Wellington Street West, Suite 5300
Toronto, ON. Canada, M5K 1E6

Attention: Shea Small, Partner

E-Mail: ssmall@mccarthy.ca

(b)	if to TRQ:	Turquoise Hill Resources Ltd.
Suite 354 - 200 Granville Street
Vancouver, BC, Canada, V6C 1S4

Attention: Dustin Isaacs, General Counsel and Corporate Secretary

E-Mail: dustin.isaacs@turquoisehill.com

	with a copy to:	Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, QC. Canada, H3B 1R1

Attention: Steve Malas, Partner

E-Mail: steve.malas@nortonrosefulbright.com

General Provisions

73.

No modification of this Agreement will be valid unless made in writing and duly executed by each of the parties hereto. No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided in the written waiver, will be limited to the specific breach waived. For greater certainty, and without limiting the foregoing: (a) no failure to act or delay in acting by Rio Tinto will operate as a waiver or preclude the further exercise of any right or remedy by Rio Tinto; and (b) no failure to act or delay in acting by TRQ will operate as a waiver or preclude the further exercise of any right or remedy by TRQ.

74.

Each of the parties hereto will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement and the transactions contemplated by this Agreement.

75.

Except as expressly permitted in this Agreement, none of the parties hereto may assign its rights or obligations under this Agreement without the prior written consent of the other parties hereto, provided that Rio Tinto may assign the proportion of its rights and obligations hereunder equivalent to the proportion of its rights and obligations that it assigns to any Person under the RT CSU in accordance with the terms thereof.

76.	This Agreement will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties hereto.

77.

If any provision of this Agreement or any part hereof shall be found or determined to be invalid, illegal or unenforceable in any jurisdiction, it shall for the purposes of such jurisdiction only be severable from this Agreement and the remainder of this Agreement shall for the purposes of such jurisdiction only be construed as if such invalid, illegal or unenforceable provision or part had been deleted.

78.	Time is of the essence in this Agreement.

79.	Rio Tinto’s determination of the amounts payable by TRQ under this Agreement, including the calculation of LIBOR, will, absent manifest error, be conclusive evidence of the amounts owed.

80.	In any claim by Rio Tinto against TRQ in respect of amounts owing by TRQ under this Agreement, TRQ may not assert any set-off or counterclaim that it may have against Rio Tinto.

81.

TRQ hereby acknowledges that Rio Tinto or the Rio Deposit Entity may set-off any amounts owing by any of them to TRQ or any of its Subsidiaries (other than OT LLC) pursuant to this Agreement, the Flow of Funds Agreement and the Services Agreement against amounts owing by TRQ in respect of the Indemnity Obligations under this Agreement.

82.

Unless all obligations of TRQ hereunder have been indefeasibly paid or performed, TRQ will not be discharged from any of its obligations hereunder except by a release or discharge signed in writing by Rio Tinto. Notwithstanding any other provision of this Agreement, all of the Parties’ obligations created by or pursuant to this Agreement (other than any obligations arising under Sections 60 to 70) shall ipso facto terminate (A) on September 30, 2016, if the RT CSU has not been signed by all the parties thereto on or prior to such date, (B) if the RT CSU has been signed by all the parties thereto on or prior to September 30, 2016, once all of the following have been satisfied: (i) the release or termination of Rio Tinto’s obligations under the RT CSU, (ii) the payment in full of the Completion Support Agreement Fee and any other amounts payable to Rio Tinto and/or any of other member of the Rio Tinto Group under the OT Financing Support Agreement, (iii) the payment in full of the Completion Support Agreement Make Whole Fee and any other amounts payable to Rio Tinto and/or any of other member of the Rio Tinto Group under this Agreement, and (iv) the due and punctual repayment by OT LLC of all Subordinated Debt Advances (together with interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any of other member of the Rio Tinto Group, provided that this paragraph (iv) of Section 82 will cease to apply as of the Completion Support Agreement Fee Termination Date if the aggregate amount of all Subordinated Debt Advances (principal, interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any of other member of the Rio Tinto Group did not exceed US$500,000,000 at any time prior to the Completion Support Agreement Fee Termination Date.

83.

This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The parties irrevocably agree that the courts of British Columbia shall have non-exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this Agreement or its subject matter or formation (including non-contractual disputes or claims).

84.

This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument. Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

[The remainder of this page is intentionally left blank.]

CONFIDENTIAL

EXECUTION COPY

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TURQUOISE HILL RESOURCES LTD.

By:	/s/ Steeve Thibeault
Name:	Steeve Thibeault
Title:	Chief Financial Officer

RIO TINTO PLC

By:	/s/ Eleanor Evans
Name:	Eleanor Evans
Title:	Company Secretary

S-1

Schedule A

DEFINITIONS

“ACAA” means the acknowledgement, consent and amending agreement between TRQ, Rio Tinto and others dated October 6, 2009.

“Actual Covered Obligations” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Actual Deposits” means, for a Completion Fee Year, the aggregate average of the Deposits at each calendar month end during such Completion Fee Year.

“Actual Net Covered Obligations” means, for a Completion Fee Year, the Actual Covered Obligations for such Completion Year less the Actual Deposits for such Completion Fee Year.

“Additional Gross Proceeds” has the meaning set out in Section 21(a).

“Additional Subscription Privilege” has the meaning set out in Section 21(f).

“Advance” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Affiliate” means, in respect of a specific person, any person which Controls, is Controlled by, or is under common Control with, such party and, in the case of Rio Tinto or any member of the Rio Tinto Group, “Affiliate” means any member of the Rio Tinto Group, but excludes TRQ and its Subsidiaries and, in the case of TRQ or any of its Subsidiaries, excludes any member of the Rio Tinto Group.

“Agreed Gross Proceeds” means that portion, if any, of the Additional Gross Proceeds which Rio Tinto may agree, in its sole discretion and by notice delivered to TRQ within five (5) days after receipt by Rio Tinto of the notice given by TRQ referred to in Section 21(a), to be subject to the Standby Commitment.

“Agreement” has the meaning set out in the recitals of this Agreement.

“Alternative Financing Proposal” has the meaning set out in Section 9.

“Applicable Laws” means all applicable laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licences, orders, directives, judgments, decrees and other governmental restrictions, including permits and other similar requirements, whether federal, provincial, territorial, municipal or local, whether domestic or foreign, and whether legislative, administrative or judicial in nature, and “Applicable Law” means any of the foregoing.

“Arbitration Commencement Notice” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“ARSHA” has the meaning set out in the recitals of this Agreement.

“Basic Subscription Privilege” has the meaning set out in Section 21(e).

“B.C. Securities Act” means the Securities Act (British Columbia).

“Canadian Securities Laws” means, collectively, the B.C. Securities Act and the applicable securities laws of the other provinces and territories of Canada, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the Canadian securities regulatory authorities.

“Capital Lease” means a capital lease or lease that should be treated as a capital lease under GAAP.

“Cessation Notice” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Common Terms Agreement” has the meaning set out in the recitals of this Agreement.

“Completion Default” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Completion Fee Payment Date” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Completion Fee Rate” means 0.6%.

“Completion Fee Year” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Completion Support Agreement Fee” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Completion Support Agreement Fee Termination Date” means the date that the RT CSU is terminated or the obligations of Rio Tinto under the RT CSU are released in accordance with their terms.

“Completion Support Agreement Make Whole Fee” has the meaning set out in Section 50.

“Completion Support Obligations” has the meaning set out in Section 38(a).

“Comprehensive Financing Plan” has the meaning set out in the recitals of his Agreement.

“Constating Documents” means the charter, the memorandum, the articles of association, the articles of incorporation, the articles of continuance, the articles of amalgamation, the by-laws or any other instrument pursuant to which an entity is created, incorporated, continued, amalgamated or otherwise established, as the case may be, and/or which governs in whole or in part such entity’s affairs, together with any amendments thereto.

“Contingent Obligation” means, with respect to any person, any obligation, whether secured or unsecured, of such person guaranteeing or indemnifying, any indebtedness, leases, dividends, letters of credit or other monetary obligations (the “primary obligations”) of any other person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such person as an account party in respect of a letter of credit or letter of guarantee issued to assure payment by the primary obligor of any such primary obligation and any obligations of such person, whether or not contingent, (a) to purchase any such primary obligation or any Property constituting direct or indirect security therefor, (b) to advance or supply funds for the purchase or payment of any such primary obligation or to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase Property, securities or services primarily for the purpose of assuring the obligee under any such primary obligation of the ability of the primary obligor to make payment of such primary obligation, or (d) otherwise to assure or hold harmless the obligee under such primary obligation against loss in respect of such primary obligation; provided, however, that the term Contingent Obligation does not include endorsements of instruments for deposit or collection in the ordinary course of business.

“Control” used as a verb means, with respect to a body corporate, the right in all circumstances, directly or indirectly, to exercise a majority of the votes which may be cast at a general meeting of the shareholders of the body corporate or the right to elect or appoint, directly or indirectly, a majority of the directors of the body corporate and, when used with respect to any partnership, person or any other entity (including any trust), means the actual or legal ability to control the actions of another, through family relationship, agency, contract or otherwise; and “Control” used as a noun means an interest which gives the holder the ability to exercise any of the foregoing powers.

“Convertible Securities” means securities of a body corporate which is convertible into, exchangeable for or which carries an obligation or right to purchase, one or more securities of such body corporate.

“Current Market Price” of the TRQ Shares at any date, means: (a) the volume weighted average trading price per TRQ Share at which the TRQ Shares have traded on the NYSE, or, if the TRQ Shares in respect of which a determination of Current Market Price is being made are not listed on the NYSE, but are listed or quoted for trading on another such stock exchange or securities market on such date, on such stock exchange or securities market on which such TRQ Shares are listed or quoted, for the five (5) consecutive trading days before such date; or (b) if the TRQ Shares in respect of which a determination of Current Market Price is being made are not listed or quoted on any stock exchange or securities market but are traded on the over-the-counter market on such date, the volume weighted average trading price per TRQ Share at which the TRQ Shares have traded on the over-the-counter market for any five (5) consecutive trading days selected by TRQ and Rio Tinto, each acting reasonably, commencing not more than forty five (45) trading days and ending not fewer than five (5) trading days before such date; provided, however, if such TRQ Shares are not traded during such forty (40) trading day period for at least five (5) consecutive trading days, the simple average of the following prices established for each of five (5) consecutive trading days selected by TRQ commencing not more than forty five (45) trading days before such date:

(i)	the average of the bid and ask prices for each day on which there was no trading; and

(ii)	the closing price of the TRQ Shares for each day on which there was trading, or

(iii)

if the TRQ Shares in respect of which a determination of Current Market Price is being made are not listed or quoted on any stock exchange or securities market or traded on the over-the-counter market on such date, the Current Market Price will be determined by the TRQ Board and Rio Tinto, each acting reasonably, or, failing such determination, such firm of independent chartered accountants as may be selected by the TRQ Board and Rio Tinto, each acting reasonably and in good faith; and for these purposes, the weighted average price for any period will be determined by dividing the aggregate sale prices during such period by the total number of TRQ Shares sold during such period.

“Debt” means, with respect to any person, all obligations that, in accordance with GAAP, would then be classified as a liability of such person, and, without limitation, includes, with respect to such person:

(a)

an obligation in respect of borrowed money or for the deferred purchase price of assets, property or services or an obligation that is evidenced by a note, bond, debenture or any other similar instrument;

(b)	a transfer with recourse or with an obligation to repurchase, to the extent of the liability of such person with respect thereto;

(c)	an obligation under a Capital Lease;

(d)	an obligation under a residual value guarantee made with respect to an operating lease in which such person is the lessee;

(e)

a reimbursement obligation or other obligation in connection with a bankers’ acceptance or any similar instrument, or letter of credit or letter of guarantee issued by or for the account of such person;

(f)	a Contingent Obligation to the extent that the primary obligation so guaranteed would be classified as “Debt” (within the meaning of this definition) of such person; or

(g)	any shares in the capital of such person that are redeemable or retractable at the option of the holder of such shares for cash or obligations constituting Debt or any combination thereof;

provided, however, that there shall not be included for the purpose of this definition any obligation that is on account of trade accounts payable incurred which are in the ordinary course of business provided such trade accounts payable are not delinquent and in no event are outstanding for more than ninety (90) days.

“Debt Service Obligations” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Demand Notice” has the meaning set out in Section 7.

“Deposit” means, unless the Non-Compliance Condition exists, on any date, the sum of the aggregate Deposits (as such term is defined in the Services Agreement) at the close of business on such date but only to the extent perfected first priority security interests over the right to receive such Deposits have been granted to Rio Tinto or any other member of the Rio Tinto Group, as applicable, and are in effect on such date pursuant to a Security Agreement and, if the Non-Compliance Condition exists, either (i) if the Favourable Balance Sheet Treatment (as such term is defined in the Services Agreement) is eliminated in full, “Deposit” as per the above shall be deemed valued at nil or (ii) if the Favourable Balance Sheet Treatment is reduced in part but not in full, “Deposit” as per the above shall be deemed valued at an amount which corresponds to the proportion of the Favourable Balance Sheet Treatment that continues to exist to the benefit of the Rio Tinto Group over the full amount of the Favourable Balance Sheet Treatment.

“Disclosed Encumbrances” means the Encumbrances set out in Schedule F hereto.

“Encumbrance” means any mortgage, charge, pledge, hypothecation, security interest, lien, easement, right-of-way, encroachment, covenant, condition, right-of-entry, lease, license, assignment, option or claim or any other encumbrance, charge or any title defect of whatever kind of nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise).

“Environmental Claims” means, to the knowledge of TRQ, any and all enforcement, clean-up, remedial or other governmental or regulatory actions, orders, directions or proceedings instituted, pending or completed or threatened or anticipated pursuant to any Environmental Laws, and all claims made or threatened, by any third party against TRQ, or any Material Subsidiary relating to damage, contribution, costs recovery, compensation, loss or inquiry resulting from any violation or alleged violation of any Environmental Laws.

“Environmental Laws” means: (a) laws relating to environmental matters, including abatement of pollution, protection from harm or damage to the environment, protection of wildlife and other living organisms, including endangered species, ensuring public safety from environmental hazards, protection of cultural or historic resources, management, storage or control of Hazardous Substances, releases or threatened releases of Hazardous Substances as wastes into the environment, including air, surface water and groundwater, and all other Applicable Laws relating to the generation, processing, distribution, use, treatment, storage, disposal, handling or transport of Hazardous Substances; and (b) Environmental and Social Laws.

“Equity Closing Date” has the meaning set out in Section 12.

“Equity Contribution” has the meaning set out in Section 12.

“Equity Contribution Expenses” means all expenses in connection with an Equity Contribution pursuant to this Agreement including:

(a)	all fees, disbursements and expenses of legal counsel and auditors to TRQ;

(b)	all filing fees of any securities regulatory authorities in each province and territory of Canada, the United States Securities and Exchange Commission or any applicable United States state regulator;

(c)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by TRQ;

(d)	all expenses relating to the preparation of certificates; and

(e)	all fees and expenses of any securities exchange or over-the-counter market on which the TRQ Shares are then listed.

“Equity Contribution Shares” has the meaning set out in Section 12.

“Equity Contribution Threshold” has the meaning set out in Section 19.

“Equity Contributor” has the meaning set out in Section 12.

“Equity Gross Proceeds” has the meaning set out in Section 12.

“Equity Subscription Price” means an amount per TRQ Share in lawful money of the United States equal to the Current Market Price multiplied by 0.95.

“Exchange” means any of the NYSE, NASDAQ, the TSX or any similar exchange where securities are listed and posted for trading.

“Exchange Approval” means the written approval, or the written acceptance of TRQ’s notice, of the proposed issuance to Rio Tinto or another member of the Rio Tinto Group of any TRQ Shares and/or NRO Rights at any time and from time to time pursuant to the terms of this Agreement given, to the extent required, by each of the TSX, NYSE and, if then applicable, NASDAQ.

“Existing Stock Options” means, as of any date, the incentive stock options granted under TRQ’s Employee’s and Director’s Equity Incentive Plan Amended and Restated on May 7, 2010 and outstanding on such date (which, as of December 11, 2015, amounted to 2,404,397 such options), as such options may be adjusted in accordance with the terms of such plan.

“Final Prospectus” has the meaning set out in Section 24(b).

“Flow of Funds” has the meaning set out in Section 63.

“Flow of Funds Agreement” means the flow of funds agreement among TRQ, the Rio Deposit Entity, THR Mines (BC) Ltd., Oyu Tolgoi Netherlands B.V., Turquoise Hill Resources, Ltd., Luxembourg Branch and Movele S. à R.L. dated concurrently with this Agreement.

“Funding Date” means the date upon which OT LLC first draws upon the OT Project Financing.

“Funding Mechanism” has the meaning set out in Section 7.

“GAAP” means IFRS applicable on a consolidated basis as at the date on which such calculation is made or required to be made in accordance with IFRS. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with IFRS applied on a basis consistent with its past practice (except to the extent that TRQ’s adoption of IFRS on January 1, 2014 may make consistency with TRQ’s past practice in respect of periods during which it applied US GAAP impracticable).

“Hazardous Substances” means any substance or material whether natural or artificial and whether in solid or liquid form or in the form of a gas or vapour whether alone or in combination (chemically or physically) with any other substance that is causing or capable of causing harm to any living organism or damage to the environment.

“Heads of Agreement” means the Heads of Agreement made as of December 8, 2010 between TRQ and RTIH.

“IFRS” means International Financial Reporting Standards as issued from time to time by the International Accounting Standards Board (or its relevant successor body) and interpretations issued from time to time by the International Financial Reporting Interpretations Committee (or its relevant successor body).

“Indemnified Taxes” means all Canadian Taxes other than income or capital Taxes.

“Indemnity Obligations” has the meaning set out in Section 40.

“Initial Senior Loans” has the meaning set out in the recitals of this Agreement.

“Investment” means an “investment” as defined in section 212.3 of the Tax Act, and “Invest” means to carry out any transaction that constitutes an Investment.

“Loan Agreements” means each of:

(a)	the Revolving Shareholder Loan Agreement (Grid Loan #1 – Shareholder Debt) between OT LLC and Movele S. à. R. L.;

(b)	the Revolving Shareholder Loan Agreement (Grid Loan #2 – Shareholder Debt) between OT LLC and Oyu Tolgoi Netherlands B.V.; and

(c)	the Shareholder Loan Agreement (Existing Shareholder Loan) between OT LLC and Movele S. à R.L.,

each dated December 11, 2015.

“Material Adverse Change” means a change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations or results of operations of TRQ and its Subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to TRQ and its Subsidiaries, on a consolidated basis, other than a change primarily resulting from:

(a)	general political, economic or financial conditions outside of Mongolia or China;

(b)	the state of securities markets;

(c)	the mining industry in general;

(d)	any change in the market price or trading volume of TRQ Shares;

(e)	the announcement or pendency of an Equity Offering, a New Rights Offering or the transactions contemplated by this Agreement;

(f)	compliance with the Standby Commitment, a New Rights Offering or an Equity Offering;

(g)	actions by Rio Tinto;

(h)	a change in accounting rules; or

(i)	exchange rates.

“Material Adverse Effect” means the effect of any event or circumstance which is or is likely to be materially: (a) adverse to the ability of TRQ or any of its Material Subsidiaries to perform or comply with its obligations under this Agreement or the Sponsor Debt Service Undertaking, (b) prejudicial to the business, operations or financial condition of TRQ, or of the Material Subsidiaries taken as a whole, or (c) adverse to the ability of TRQ or any of its Material Subsidiaries, or Rio Tinto OT Management Limited, as manager (or a successor thereto), to develop and operate the OT Project in accordance with the most recent plan and budget for the OT Project approved from time to time by the Technical Committee and the board of directors of OT LLC.

“Material Subsidiary” means, collectively, (a) OT LLC and each other Subsidiary of TRQ through which TRQ beneficially owns, directly or indirectly, any interest in OT LLC, or the OT Project, and (b) any other direct or indirect Subsidiary or Affiliate of TRQ that loans money to OT LLC or any other Subsidiary of TRQ through which TRQ beneficially owns, directly or indirectly, any interest in OT LLC or the OT Project, and, as at the date of this Agreement, includes each TRQ Holdco.

“misrepresentation” has the meaning ascribed to such term under Securities Laws.

“MoA” has the meaning set out in the recitals of this Agreement.

“NASDAQ” means the NASDAQ Stock Market.

“New Rights Offering” has the meaning set out in Section 20.

“New Rights Offering Disclosure” has the meaning set out in Section 25.

“Non-Compliance Condition” means the occurrence and continuing existence of the following condition: if required in accordance with the terms of the Services Agreement, TRQ fails to use its reasonable commercial efforts to work with the Rio Deposit Entity to determine and implement a structure in order to re-establish favourable treatment by the rating agencies of the Deposits under the Services Agreement as balance sheet credits for the Rio Tinto Group on its consolidated financial statements (but only for so long as such failure or unfavourable treatment from the rating agencies shall continue), it being acknowledged and agreed by Rio Tinto that the Non-Compliance Condition shall not be deemed to have occurred or to exist if TRQ has used and is continuing to use its reasonable commercial efforts to work with Rio Deposit Entity as provided above irrespective of the treatment by ratings agencies of the Deposits under the Services Agreement.

“Non-Deposit Rate” means 1.9%.

“Non-Material Subsidiary” means a Subsidiary of TRQ which is not a Material Subsidiary.

“NRO Closing Date” means the closing date for a New Rights Offering which will be the fifth (5th) Business Day following the NRO Expiry Date or such other date as may be agreed by TRQ and Rio Tinto.

“NRO Expiry Date” means the expiry date for a New Rights Offering which will be no earlier than the twenty-first (21st) day and no later than the twenty-eight (28th) day following the NRO Record Date, or such other dates that comply at the relevant time with the rules and policies of the Exchanges as they pertain to rights offering and as may be agreed by TRQ and Rio Tinto.

“NRO Gross Proceeds” has the meaning set out in Section 21(a).

“NRO Record Date” means the record date for a New Rights Offering which will be the seventh (7th) Business Day following the date of the receipt for the Final Prospectus or such other date as may be agreed by TRQ and Rio Tinto.

“NRO Rights” has the meaning set out in Section 20.

“NRO Subscription Price” has the meaning set out in Section 21(b).

“NYSE” means the New York Stock Exchange.

“Obligations” has the meaning set out in Section 40.

“Official” means any officer of a political party or candidate for political office or any officer or employee of a Governmental Authority or of a public international organization.

“Offshore Shareholder Holdcos” means, collectively, THR Oyu Tolgoi Ltd. and Oyu Tolgoi Netherlands B.V. and any other Subsidiary of TRQ through which TRQ directly owns a beneficial interest in OT LLC from time to time, and each an “Offshore Shareholder Holdco”.

“Operations” has the meaning set out in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA.

“OT Deposit Termination Date” means the date on which there are no amounts eligible for a Re-Advance (as defined in the Loan Agreements described in paragraphs (a) and (b) of the definition of Loan Agreements in this Agreement) under section 3.3(a) of each said Loan Agreement (assuming the satisfaction of the conditions in section 4 of each said Loan Agreement).

“OT Disclosure” means any and all public disclosure by TRQ or any of its Subsidiaries regarding the OT Project.

“OT Financing Support Agreement” means the financing support agreement dated concurrently with this Agreement between Rio Tinto, TRQ and OT LLC.

“OT LLC” has the meaning set out in the recitals of this Agreement.

“OT LLC OT Notice” has the meaning ascribed to such term in the OT Financing Support Agreement.

“OT Notice” means a TRQ OT Notice or an OT LLC OT Notice.

“OT Project” has the meaning set out in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA.

“OT Project Financing” means the project financing for the OT Project provided to OT LLC pursuant to the Senior Loan Agreements.

“OT Right of First Refusal” has the meaning ascribed to such term in the PPA.

“Permitted Debt” means: (a) Debt of Material Subsidiaries in favour of the parties and in the amounts specified in Schedule G hereto as such Schedule may be revised from time to time with the consent of Rio Tinto; (b) guarantees granted by TRQ in relation to any Debt of Material Subsidiaries in favour of the parties and in the amounts specified in Schedule G hereto as such Schedule may be revised from time to time with the consent of Rio Tinto; (c) any parent guarantee or letter of credit issued after the date hereof by or for the account of TRQ in favour of a third party to secure a contractual obligation (other than an obligation to repay borrowed money) of a Material Subsidiary to such third party in furtherance of the plan and budget approved from time to time by the Technical Committee and the board of directors of OT LLC for the OT Project; (d) any parent guarantee granted by TRQ in the ordinary course of business in relation to any Subsidiary for business related office equipment leases, including photocopiers, office furniture and computers; (e) Debt of TRQ for business related office equipment leases, including photocopiers, office furniture and computers; (f) Debt (other than in respect of the OT Project Financing) secured by Permitted Encumbrances; (g) Debt existing on the date hereof secured by Disclosed Encumbrances; (h) Debt in respect of the OT Project Financing; (i) the guarantee and indemnity granted by TRQ in favour Rio Tinto pursuant to Section 40; (j) in the case of OT LLC only, Financial Indebtedness permitted pursuant to Clause 29.6 of the Common Terms Agreement and (k) Subordinated Debt Advances (together with interest and any other amounts payable in respect thereof) of OT LLC in favour of Rio Tinto or an Affiliate of Rio Tinto.

“Permitted Encumbrance” means at any time and from time to time:

(a)	undetermined or inchoate Encumbrances incidental to construction, maintenance or operations which have not at the time been filed pursuant to Applicable Law;

(b)

the Encumbrance of Taxes and assessments for the then current year, the Encumbrance for Taxes and assessments not at the time overdue and Encumbrances securing worker’s compensation assessments which are not overdue;

(c)

cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure worker’s compensation, unemployment insurance, surety or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Encumbrances or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Encumbrances;

(d)

security given in the ordinary course of business to a public utility or any Governmental Authority when required by such utility or Governmental Authority in connection with the ordinary course of the business of the OT Project;

(e)

easements, rights of way and servitudes in existence at the date hereof and future easements, rights of way and servitudes which in the reasonable opinion of the Rio Tinto will not in the aggregate materially impair the use of real property concerned for the purpose for which it is held or used by TRQ or its Subsidiaries;

(f)

all rights reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant or permit held by TRQ or its Subsidiaries or by any statutory provision to terminate any such lease, licence, franchise grant or permit or to require annual or periodic payments as a condition of the continuance thereof or to distrain against or to obtain a Encumbrance on any property or assets of TRQ or its Subsidiaries in the event of failure to make such annual or other periodic payments;

(g)

security given in respect of the OT Project Financing if and for so long as the debt in respect of the OT Project Financing constitutes Permitted Debt, failing which such Encumbrances will cease to be, and will be deemed never to have been, Permitted Encumbrances;

(h)	in the case of OT LLC only, those Encumbrances permitted pursuant to Clause 29.8 of the Common Terms Agreement;

(i)	such other Encumbrances as may from time to time be consented to in writing by Rio Tinto prior to the incurrence thereof; and

(j)	the Disclosed Encumbrances set out in Schedule F attached hereto.

“person” means any entity, whether an individual, bank, trustee, corporation, partnership, joint venture, association, joint stock company, trust, estate, executor, administrator, unincorporated organization, business association, firm, Governmental Authority or otherwise a person, firm, corporation or other entity.

“PF Amounts” has the meaning set out in the Services Agreement.

“PPA” means the private placement agreement made as of October 18, 2006, between TRQ and RTIH.

“Preliminary Prospectus” has the meaning set out in Section 24(a).

“Prohibited Payment” by a person is any offer, gift, payment, promise to pay or authorization of the payment of any money or anything of value, directly or indirectly, to or for the use or benefit of any Official (including to or for the use or benefit of any other person if such person knows, or has reasonable grounds for believing, that the other person would use such offer, gift, payment, promise or authorization of payment for the benefit of any such Official), for the purpose of influencing any act or decision or omission of any Official in order to obtain, retain or direct business to, or to secure any improper benefit or advantage for, the person, its Affiliates or any other person; provided that any such offer, gift, payment, promise or authorization of payment shall not be considered a Prohibited Payment if, in such person’s reasonable opinion, it is lawful under Applicable Law which for these purposes includes the laws of the jurisdiction in which the payment is made and the laws of Canada, the United States and the United Kingdom.

“Projected Covered Obligations” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Projected Deposits” means, for a Completion Fee Year, the total amount of Deposits that are projected, as reasonably determined by Rio Tinto, as the aggregate average of the Deposits, at each calendar month end during such Completion Fee Year.

“Projected Net Covered Obligations” means, for a Completion Fee Year, the Projected Covered Obligations for such Completion Year less the Projected Deposits for such Completion Fee Year.

“Property” means, with respect to any person, all or any position of that person’s undertaking and property both real and personal.

“Proxy Circular” has the meaning set out in Section 8.

“Qualified Holder” means a member of the Rio Tinto Group resident in Canada, the United States, the United Kingdom or Australia.

“Regulation S” means Regulation S under the U.S. Securities Act.

“Reinstatement Notice” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Rights” means any options, rights, warrants or subscriptions privileges issued or granted by a body corporate (whether or not currently exercisable or exercisable on conditions) to purchase securities, Convertible Securities of such body corporate.

“Rights Offering Expenses” means all expenses in connection with a New Rights Offering pursuant to this Agreement including:

(a)

all reasonable fees or commissions payable to an investment banker, broker-dealer, manager or agent engaged in connections with the qualification, registration and/or distribution of the securities issuable in connection with the New Rights Offering (including the NRO Rights and the TRQ Shares issuable upon the exercise of the NRO Rights);

(b)	all fees, disbursements and expenses of legal counsel and auditors to TRQ;

(c)

all expenses in connection with the preparation, translation, printing and filing of the Preliminary Prospectus, Final Prospectus, registration statement or any other offering document and any amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers;

(d)	all filing fees of any securities regulatory authorities in each province and territory of Canada, the United States Securities and Exchange Commission or any applicable United States state regulator;

(e)	all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by TRQ;

(f)	all expenses relating to the preparation of certificates;

(g)	all fees and expenses of any securities exchange or over-the-counter market on which the NRO Rights and TRQ Shares are then listed; and

(h)	all expenses relating to “road shows” and marketing activities and all travel and lodging expenses in connection with such “road shows” and marketing activities.

“Rio Deposit Entity” means 9539549 Canada Inc.

“Rio Tinto” has the meaning set out in the recitals of this Agreement.

“Rio Tinto Funding Company” has the meaning set out in the recitals of this Agreement.

“Rio Tinto Group” means Rio Tinto, Rio Tinto Limited (incorporated in Victoria, Australia) and any other corporation, partnership, person or other entity, including any trust, wherever situated which Rio Tinto and/or Rio Tinto Limited owns or Controls, directly or indirectly, but excludes TRQ and any corporation, partnership, person or other entity, including any trust, Controlled by TRQ.

“RT CSU” has the meaning set out in the recitals of this Agreement.

“RTIH” has the meaning set out in the recitals of this Agreement.

“Securities Laws” means, collectively, Canadian Securities Laws, U.S. Securities Laws and all other Applicable Laws regulating securities.

“Security Agreement” means a security agreement to be entered into on or about the Funding Date between Rio Tinto and TRQ and any other security agreement between TRQ and Rio Tinto or any other member of the Rio Tinto Group securing the Obligations and Indemnity Obligations in form and substance acceptable to Rio Tinto.

“Services Agreement” means the cash management services agreement among TRQ, the Rio Deposit Entity and RTIH dated concurrent with this Agreement.

“Shareholder Approval” means approval by the holders of TRQ Shares as may be required by the Exchanges or applicable Securities Laws, as applicable.

“Sponsor Debt Service Undertaking” has the meaning set out in the recitals of this Agreement.

“Standby Shares” has the meaning set out in Section 29.

“Standby Commitment” has the meaning set out in Section 29.

“Subordinated Debt Advance” has the meaning ascribed to such term in the OT Financing Support Agreement.

“Successor” has the meaning set out in Section 37(b)(vi).

“Support Termination Date” means (A) the Completion Support Agreement Fee Termination Date if as at such date (i) Rio Tinto has not paid any amounts to the Finance Parties pursuant to the RT CSU which have not been repaid to Rio Tinto unconditionally and irrevocably in full and (ii) a Demand Notice under this Agreement or the OT Financing Support Agreement has not been issued or (B) if on the Completion Support Agreement Fee Termination Date (x) Rio Tinto has paid amounts to the Finance Parties pursuant to the RT CSU which have not been repaid to Rio Tinto in full or (y) a Demand Notice under this Agreement or the OT Financing Support Agreement has been issued, the latest of:

(a)	the date that the RT CSU is terminated or the obligations of Rio Tinto under the RT CSU are released in accordance with their terms;

(b)	the date that all Advances under each Senior Loan are repaid in full and all of the Commitments in respect of such Senior Loans are cancelled; and

(c)

the date that all Subordinated Debt Advances (together with interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any other member of the Rio Tinto Group are repaid in full, provided that this clause (c) shall be deemed to have occurred as of the Completion Support Agreement Fee Termination Date if the aggregate amount of all Subordinated Debt Advances (principal, interest and any other amounts payable in respect thereof) payable to Rio Tinto and/or any of other member of the Rio Tinto Group did not exceed US$500,000,000 at any time prior to the Completion Support Agreement Fee Termination Date.

“Suspensive Event” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Suspensive Event Cessation Dispute Notice” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Suspensive Event Dispute Notice” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Suspensive Event Notice” has the meaning ascribed to such term in the Sponsor Debt Service Undertaking.

“Tax Act” means in the Income Tax Act (Canada).

“Tax” or “Taxes” means all present or future taxes, rents, rates, deductions, liens, duties, withholdings, imposts, levies, premiums, assessments, governmental fees or dues of any kind or nature whatsoever imposed by any Governmental Authority having the power to tax, together with any penalties, fines, additions to tax and interest thereon.

“Technical Committee” has the meaning ascribed to it in the PPA and any other capitalized term embedded therein will, for the purpose of such definition only, have the meaning given to such term in the PPA.

“TRQ” has the meaning set out in the recitals of this Agreement.

“TRQ Board” means the board of directors of TRQ.

“TRQ Continuous Disclosure Documents” means, at any time, the following continuous disclosure documents filed by TRQ (a) pursuant to National Instrument 51-102 Continuous Disclosure Obligations of the Canadian securities regulatory authorities, as amended and (b) with the United States Securities and Exchange Commission:

(a)	TRQ’s then most recently filed annual information form;

(b)

TRQ’s then most recently filed audited annual consolidated comparative financial statements, together with the notes thereto and the auditors’ report thereon and including management’s discussion and analysis of financial condition and results of operations for the periods reported upon;

(c)

TRQ’s unaudited interim consolidated comparative financial statements, including management’s discussion and analysis of financial condition and results of operations for periods to which such financial statements relate, filed since the end of the financial year of TRQ to which TRQ’s then most recently filed audited annual consolidated comparative financial statements relate;

(d)	all management proxy circulars filed by TRQ during the twelve (12) months preceding such time;

(e)	all material change reports filed by TRQ during the twelve (12) months preceding such time; and

(f)	TRQ’s then most recently filed annual report on Form 40-F.

“TRQ Holdcos” means, collectively, THR Mines (BC) Ltd., THR Delaware Holdings, LLC, THR Aruba Holdings LLC A.V.V., THR Oyu Tolgoi Ltd., Turquoise Hill Netherlands Coöperatief U.A., Oyu Tolgoi Netherlands B.V., Movele S. à r.l., Turquoise Hill Resources, Ltd., Luxembourg Branch and any other Subsidiary of TRQ through which TRQ directly or indirectly owns a beneficial interest in OT LLC from time to time or through which TRQ directly or indirectly provides funding to OT LLC from time to time, and each a “TRQ Holdco”.

“TRQ OT Notice” has the meaning set out in Section 3.

“TRQ Share” means a common share without par value in the capital of TRQ, as previously consolidated.

“TRQ Special Meeting” has the meaning set out in Section 8.

“TSX” means the Toronto Stock Exchange.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“US GAAP” means the accounting principles from time to time approved by the Financial Accounting Standards Board of the United States of America (or its relevant successor institute).

“U.S. Person” has the meaning ascribed it in Regulation S.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

“U.S. Securities Laws” means, collectively, the U.S. Securities Act, the U.S. Exchange Act, the securities laws of the states of the United States, the regulations made and forms prescribed thereunder together with all applicable published rules, instruments, policy statements and blanket orders and rulings of the United States Securities and Exchange Commission.

“YBCA” means the Business Corporations Act (Yukon).

Schedule B

INTERPRETATION

The following rules will be applied in interpreting this Agreement:

(a)

“this Agreement” means this Agreement, including the schedules and recitals hereto, as it may from time to time be supplemented, amended or modified and in effect; and the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause, subclause, paragraph, subparagraph or other subdivision or Schedule;

(b)

all references in this Agreement to designated “Articles”, “Sections”, “subsections”, “clauses”, “subclauses”, “paragraphs”, “subparagraphs” and other subdivisions and “Schedules” are to the designated Articles, Sections, subsections, clauses, subclauses, paragraphs, subparagraphs and other subdivisions of, and Schedules to, this Agreement unless otherwise expressly provided;

(c)	the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(d)

where the context so admits, all references in this Agreement to the singular will be construed to include the plural, the masculine to include the feminine and neuter gender and, where necessary, a body corporate, and vice versa;

(e)

the word “includes” or “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(f)

any reference to a statute includes and is a reference to such statute and to the regulations made pursuant thereto and, unless otherwise expressly provided herein, includes a reference to all amendments made thereto and in force from time to time, and to any statute or regulation that may be passed that has the effect of supplementing or superseding such statute or such regulation;

(g)	any reference to an agreement includes, unless otherwise expressly provided herein, a reference to all amendments and supplements thereto and in force from time to time;

(h)

all references to currency are deemed to mean lawful money of the United States of America (unless expressed to be in some other currency) and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America and paid in immediately available funds;

(i)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity;

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(j)	in the event that any date on which an action is required to be taken hereunder is not a Business Day, such action will be required to be taken on the next succeeding day that is a Business Day; and

(k)

where any amount to be calculated pursuant to this Agreement is in Canadian dollars, such amount will be converted into U.S. dollars using the Bank of Canada noon rate of exchange on the applicable date.

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Schedule C

REPRESENTATIONS AND WARRANTIES OF TRQ

Except as disclosed in the disclosure schedules attached hereto:

(a)

TRQ is a corporation duly continued and validly existing under the laws of the Yukon Territory and no proceedings have been taken or authorized by it or, to the knowledge of TRQ, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of TRQ;

(b)

TRQ’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and TRQ has the corporate power and authority (other than Shareholder Approval but only to the extent it is required to be obtained as a condition precedent of any Exchange Approval for the transactions contemplated by this Agreement) to enter into and perform its obligations under this Agreement, it being recognized and acknowledged, however, that, on the date of this Agreement, further approval by the directors of TRQ shall be required in respect of the issuance of the specific number of securities and the pricing and other material terms thereof, in the future as and when a given Alternative Financing Proposal, Equity Contribution or New Rights Offering is to be effected in accordance with the terms and conditions of this Agreement, in particular approval of the issuance of the specific type and number of securities and the pricing and other material terms of such Alternative Financing Proposal, Equity Contribution or New Rights Offering and all other matters specifically related thereto but solely to the extent that any of such specific pricing and/or other material terms of the relevant Alternative Financing Proposal, Equity Contribution or New Rights Offering are not determined and set forth in this Agreement;

(c)

none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by TRQ do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, TRQ’s or any of its Subsidiaries’ Constating Documents, or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which TRQ or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of its or any of its Subsidiaries’ material assets are subject or any Applicable Law to which TRQ or any of its Subsidiaries is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, TRQ or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation by TRQ or any of its Subsidiaries of the transactions contemplated by this Agreement;

(e)

there is not, to the knowledge of TRQ, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining TRQ’s ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)

this Agreement has been duly executed and delivered by TRQ and is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)

each of the PPA, the Heads of Agreement, the MOA, the OT Financing Support Agreement, the Services Agreement and the Flow of Funds Agreement is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(h)

each of TRQ’s Material Subsidiaries is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the knowledge of TRQ, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of any such Material Subsidiary;

(i)

TRQ and each of its Material Subsidiaries has all requisite corporate power and authority to carry on its business as now conducted and as currently proposed to be conducted, and to own, lease and operate its property and assets;

(j)

other than as disclosed in the TRQ Continuous Disclosure Documents, TRQ and each of its Material Subsidiaries has conducted and is conducting its business in compliance in all material respects with all Applicable Laws of each jurisdiction in which its business is carried on, and TRQ and each such Material Subsidiary holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations, whether governmental, regulatory or otherwise, to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and none of the same contain or is subject to any term, provision, condition or limitation which has or may have a Material Adverse Effect or which may adversely change or terminate such licence, permit, approval, consent, certification, registration or authorization by virtue of the completion of the transactions contemplated hereby;

(k)

except for Erdenes’ 34% shareholding in OT LLC, (i) TRQ’s direct or indirect ownership interest in each of the Material Subsidiaries is held free and clear of all mortgages, liens, charges, pledges, security interests, Encumbrances, claims or demands whatsoever (other than Permitted Encumbrances set out in paragraph (g) of the definition of such term in Schedule A and certain inter-company debt (as contemplated by the ACAA) among TRQ and its Material Subsidiaries), (ii) no person, firm, or company has any agreement, or option or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement for the purchase of all or any part of the securities representing such ownership interest, (iii) all such securities have been validly issued and are outstanding as fully paid and non-assessable, and (iv) each such Material Subsidiary is directly or indirectly beneficially wholly-owned by TRQ;

(l)

the authorized capital of TRQ consists of an unlimited number of common shares and an unlimited number of preferred shares without par value, of which, as of the close of business on December 10, 2015, 2,012,314,469 TRQ Shares and no preferred shares were issued and outstanding as fully paid and non-assessable shares;

(m)

other than as disclosed in the TRQ Continuous Disclosure Documents and except for the Existing Stock Options and Rio Tinto’s rights under the PPA, the Anti-Dilution Subscription Right, the MoA and this Agreement, no person, firm or corporation has any agreement, option, right or privilege, whether pre-emptive, contractual or otherwise, capable of becoming an agreement for the purchase, acquisition, subscription for or issuance of any of the unissued shares of TRQ or any of its Material Subsidiaries, or other securities convertible, exchangeable or exercisable for shares of TRQ or any such Material Subsidiary;

(n)

the TRQ Continuous Disclosure Documents provide full, true and plain disclosure of all material facts relating to TRQ and do not contain any misrepresentation or any untrue, false or misleading statement of a material fact or omit to state any material fact required to be stated therein or necessary to make any statement therein, in the light of the circumstances in which it is made, not false or misleading;

(o)

TRQ is a “reporting issuer” not in default of its obligations under Canadian Securities Laws, and no material change relating to TRQ (except in respect of the transactions contemplated by this Agreement) has occurred with respect to which the requisite material change report has not been filed under Canadian Securities Laws and no such disclosure has been made on a confidential basis;

(p)

other than as disclosed in the TRQ Continuous Disclosure Documents, there has not been any “reportable event” (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian securities regulatory authorities) with any present or former auditors of TRQ;

(q)

the auditors of TRQ who audited the financial statements for the year ended December 31 occurring immediately prior to the date of the representation and warranty and who provided their audit report thereon were independent public accountants in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia as at the date of their audit report thereon;

(r)

other than as disclosed in the TRQ Continuous Disclosure Documents, TRQ maintains a system of internal accounting controls sufficient to provide reasonable assurance that in all material respects transactions are executed in accordance with management’s general or specific authorization, transactions are recorded as necessary to permit preparation of financial statements in conformity with United States generally accepted accounting principles and to maintain accountability for assets and access to assets is permitted only in accordance with management’s general or specific authorization. Other than as disclosed in the TRQ Continuous Disclosure Documents, TRQ is not aware of any material weaknesses in its internal control over financial reporting. Other than as disclosed in the TRQ Continuous Disclosure Documents, TRQ maintains disclosure controls and procedures in compliance with Securities Laws that are designed to ensure that material information relating to TRQ and its Subsidiaries is made known to TRQ’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure;

(s)

the currently issued and outstanding TRQ Shares are listed and posted for trading on the TSX, the NYSE and, unless voluntarily delisted therefrom, NASDAQ, and TRQ is in compliance with all rules and policies of such exchanges;

(t)

other than as disclosed in the TRQ Continuous Disclosure Documents, since the balance sheet date (or the date as at which the statement of financial position is presented) of TRQ’s then most recently filed audited annual financial statements:

(i)

there has been no material change (actual, anticipated, proposed or prospective, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), prospects, financial position, capital or control of TRQ or its Subsidiaries, taken as a whole;

(ii)

TRQ and its Subsidiaries have carried on their respective businesses in the ordinary course and there has been no transaction entered into by TRQ or its Subsidiaries which is material to TRQ and its Subsidiaries, taken as a whole, other than those in the ordinary course of business; and

(iii)	there has been no material change in the capital or long term debt of TRQ or its Subsidiaries, taken as a whole (other than in connection with the Finance Documents).

(u)

other than as disclosed in the TRQ Continuous Disclosure Documents and except pursuant to the Sponsor Debt Service Undertaking and Section 42, TRQ and its Material Subsidiaries are not liable for the debts, liabilities or other obligations of any third party whether by way of guarantee or indemnity or other contingent or indirect obligation;

(v)	other than as disclosed in the TRQ Continuous Disclosure Documents, all indebtedness of TRQ and its Material Subsidiaries is being paid in the ordinary course of business;

(w)

neither TRQ nor any of its Material Subsidiaries is a party to any agreement restricting TRQ or any such Material Subsidiary from engaging in any line of business which TRQ or any such Material Subsidiary currently engages or proposes to engage in or competing with any other person in any business in which TRQ or any such Material Subsidiary currently engages or proposes to engage in;

(x)

other than as disclosed in the TRQ Continuous Disclosure Documents, TRQ has not entered into nor has any present intention to enter into any agreement to acquire any securities in any other corporation or entity or to acquire or lease any other business operations;

(y)

there is no action, suit, proceeding or investigation in respect of TRQ and its Subsidiaries, taken as a whole, pending or, to the knowledge of TRQ, threatened against or affecting TRQ and its Subsidiaries, taken as a whole, at law or in equity or before or by any Governmental Authority which could in any way materially and adversely affect TRQ or its Subsidiaries, taken as a whole, or the condition (financial or otherwise) of TRQ and its Subsidiaries, taken as a whole;

(z)

no order, ruling or determination by any Governmental Authority or stock exchange having the effect of suspending the sale or ceasing the trading of any securities of TRQ has been issued or made and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to TRQ’s knowledge after due inquiry, contemplated or threatened by any such authority or under any Securities Laws;

(aa)

other than as disclosed in the TRQ Continuous Disclosure Documents, neither TRQ nor any of its Material Subsidiaries is in violation of its Constating Documents or resolutions of its security holders, directors, or any committee of its directors, or in default in the performance or observance of any material terms, obligation, agreement, covenant or condition contained in any contract, indenture, trust, deed, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound and there exist no facts or circumstances which, after notice or lapse of time or both, or otherwise, would constitute a default under or breach of a material obligation, agreement, covenant or condition of any of such documents and all such contracts, indentures, trusts, deeds, mortgages, loan agreements, notes, leases and other agreements are in good standing;

(bb)

all financial statements forming part of the TRQ Continuous Disclosure Documents are complete and comply with Securities Laws in all material respects, and fairly present the consolidated financial position of TRQ as of the dates and for the periods indicated, and have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis throughout such periods;

(cc)

TRQ is subject to the reporting requirements under section 12 of the U.S. Exchange Act, has filed all reports required to be filed pursuant to section 13 of the U.S. Exchange Act, and is in compliance with its obligations under the U.S. Exchange Act;

(dd)

TRQ is a “foreign private issuer” within the meaning of Rule 3b-4 under the U.S. Exchange Act, and TRQ meets the requirements for use of Form F-10 under the U.S. Securities Act for registration under the U.S. Securities Act of the offering of any NRO Rights and the TRQ Shares to be issued upon the due exercise of any NRO Rights;

(ee)

at the time of the filing of a Final Prospectus, the Standby Shares to be issued on the NRO Closing Date will have been duly reserved and approved by all requisite corporate action for future issuance and will, upon issuance, be duly and validly issued, fully paid and non-assessable and free of all Encumbrances;

(ff)

the Standby Shares will, on a NRO Closing Date, have been (i) approved for listing or quotation on the NYSE and, if then applicable, NASDAQ, and (ii) in the case of the TSX, conditionally approved for listing, subject to the fulfillment of customary conditions specified by the TSX in its conditional approval letter;

(gg)

to the knowledge of TRQ, neither TRQ nor any of its Subsidiaries or any person acting on behalf of TRQ or any such Subsidiary, has made any Prohibited Payment with respect to the conduct of business of TRQ or any such Subsidiary or any transaction contemplated by this Agreement or with respect to the OT Project, including in connection with obtaining licenses, permits, concessions or other authorizations for the OT Project;

(hh)

to the knowledge of TRQ, OT LLC has all necessary licenses, permits, approvals, consents, certificates, registrations and authorizations necessary to carry on the Operations as currently conducted including all land use certificates necessary to access all of those areas to which the Mining Licenses pertain, except with respect to license 6711A over 9070 hectares, in which TRQ has relinquished its interest; (ii) neither TRQ nor any of the Material Subsidiaries has received any notice of default of any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related the OT Project the termination of which would reasonably be expected to have a Material Adverse Effect; and (iii) nothing in the Agreement conflicts with or could reasonably be expected to cause TRQ or any of the Material Subsidiaries to breach any of its obligations under any licence, permit, approval, consent, certificate, registration or authorization related to the OT Project;

(ii)

to the knowledge of TRQ, except with respect to license 6711A over 9070 hectares, in which TRQ has relinquished its interest: (i) the Mining Licenses are validly held by OT LLC, (ii) there is no reason why any part of the Mining Licenses will be surrendered, released, reduced or adversely affected in any way, (iii) the Mining Licenses have been properly and validly granted and issued by the appropriate Governmental Authority; (iv) all terms of, and all requirements for holding, the Mining Licenses have been met including the timely payment of all annual license fees and compliance with all environmental bonding obligations; (v) all filings required to be made with the appropriate Governmental Authority in respect of the Mining Licenses have been made; (vi) all work required in order for OT LLC to hold the Mining Licenses has been performed and all fees payable to the appropriate Governmental Authority in respect thereof have been paid to date; (vii) the Mining Licenses are clear of defects in title and are not the subject of any unsatisfied penalties or unresolved disputes; (viii) the Mining Licenses are free and clear of all Encumbrances and are not subject to the claims of any third party other than the Government of Mongolia in accordance with the Applicable Laws of Mongolia; and (ix) there are no mineral licenses or tenures conflicting with the Mining Licenses;

(jj)

TRQ and each of its Material Subsidiaries have timely filed all federal, provincial, state and local and foreign tax returns required to be filed through the date hereof and all such returns are complete and correct in all material respects. TRQ and each of its Material Subsidiaries have paid all taxes, penalties and interest, assessments, fees and other charges due thereon, and no tax deficiency has been determined materially adversely to TRQ or any of its Material Subsidiaries; and since the date of the most recent financial statements, TRQ and its Material Subsidiaries have not incurred any liability for Taxes other than in the ordinary course of its business and there is no tax lien, whether imposed by any federal, state, foreign or other taxing authority, outstanding against the assets, properties or business of TRQ and its Material Subsidiaries other than liens incurred in the ordinary course of business for Taxes that are not yet due and payable or that are contested in good faith;

(kk)

no Encumbrance has been directly or indirectly created by TRQ or any of its Subsidiaries on the whole or any part of any of the OT Project’s assets or properties or the revenues or cash flows derived therefrom other than Permitted Encumbrances;

(ll)

except as contemplated by the ARSHA, no direct or indirect transfer of the revenues or cash flows derived from the OT Project (including by way of royalties, technical fees or management fees) has been made or committed, nor has any direct or indirect transfer of a direct or indirect interest therein been made, by TRQ or any of its Material Subsidiaries;

(mm)

except as contemplated in the Finance Documents, no direct or indirect off-take contracts or marketing contracts with respect to the OT Project have been entered into or committed by TRQ or any of its Material Subsidiaries;

(nn)	other than as disclosed in the TRQ Continuous Disclosure Documents, neither TRQ nor any of its Material Subsidiaries has any Debt outstanding other than Permitted Debt;

(oo)	other than the Existing Stock Options or as disclosed in the TRQ Continuous Disclosure Documents, there are no equity-based change of control arrangements for employees of TRQ and its Subsidiaries;

(pp)

neither TRQ nor any of its Material Subsidiaries is in default under any instrument evidencing any Debt or under the terms of any instrument pursuant to which any Debt has been issued or made and delivered, and there exists no facts or circumstances which after notice or lapse of time or both or otherwise would constitute such a default;

(qq)

as of the date of this Agreement, the TRQ Board has determined that the transactions contemplated by this Agreement are not subject to or are exempt from, as the case may be, the formal valuation and minority approval requirements of Part 5 of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(rr)	none of TRQ or any of its Subsidiaries is required to register as an “investment company”, as such term is defined in the United States Investment Company Act of 1940, as amended; and

(ss)

neither TRQ nor any of its properties has any immunity from jurisdiction of any court or from any legal process (whether through service, notice, attachment prior to judgement, attachment in aid of execution, execution or otherwise.

Schedule D

REPRESENTATIONS AND WARRANTIES OF RIO TINTO

(a)

Rio Tinto is a corporation duly incorporated, organized and validly existing under the laws of its jurisdiction of incorporation and no proceedings have been taken or authorized by it or, to the knowledge of Rio Tinto, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of Rio Tinto;

(b)

Rio Tinto’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and Rio Tinto has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)

none of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by Rio Tinto do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, Rio Tinto’s or any of its Affiliates’ Constating Documents; or

(ii)

conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which Rio Tinto or any of its Affiliates is a party or by which it or any of its Affiliates is bound or to which any of its or any of its Affiliates’ material assets are subject or any Applicable Law to which Rio Tinto or any of its Affiliates is subject;

(d)

except as otherwise specifically contemplated by this Agreement, no exemption, consent, approval, order or authorization of, or registration or filing with any court, Governmental Authority or any third party is required by, or with respect to, Rio Tinto in connection with the execution, delivery and performance of this Agreement or the consummation by Rio Tinto or any of its Affiliates of the transactions contemplated by this Agreement other than insider, early warning, beneficial ownership and similar filings under applicable Securities Law;

(e)

there is not, to the knowledge of Rio Tinto, any order or decree of a court of competent jurisdiction or any Governmental Authority restraining, interfering with or enjoining Rio Tinto’s or any of its Affiliates’ ability to perform its obligations under, or to complete any of the transactions contemplated by, this Agreement;

(f)

this Agreement has been duly executed and delivered by Rio Tinto and is a valid and binding obligation of Rio Tinto enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity;

(g)

Rio Tinto is resident in, or otherwise subject to the Applicable Laws of, England and Wales and is an “accredited investor”, as defined under National Instrument 45-106 – Prospectus and Registration Exemptions of the Canadian securities regulatory authorities;

(h)	Rio Tinto is not a U.S. Person and did not execute or deliver this Agreement in the United States;

D-1

(i)	Rio Tinto is a body corporate described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 of the Financial Services Authority of the United Kingdom;

(j)

as of the date of this Agreement, Rio Tinto has not received or been provided with a prospectus, offering memorandum or similar document in connection with the transactions contemplated by this Agreement and its decision to enter into this Agreement has not been based on representations as to fact or otherwise made by or on behalf of TRQ or by any officer, director, employee or agent of TRQ except as expressly set forth herein and the MoA; and

(k)

Rio Tinto is knowledgeable of, or has been independently advised as to, the Applicable Laws of Rio Tinto’s jurisdiction of residence which would apply to the transactions contemplated by this Agreement, if there are any, and save as provided in this Agreement will not cause TRQ to become subject to or comply with any disclosure, prospectus or reporting requirements under any such Applicable Laws nor to make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in Rio Tinto’s jurisdiction of residence.

D-2

Schedule E

Demand Notice

TO	TURQUOISE HILL RESOURCES LTD. (“TRQ”)

FROM:	RIO TINTO PLC (“RIO TINTO”)

DATE:	, 20

Reference is made to Section 7 of the Financing Support Agreement between TRQ and Rio Tinto Dated December 15, 2015 (the “TRQ FSA”). Capitalized terms used, but not otherwise defined, herein have the meanings given to them in the TRQ FSA.

Rio Tinto:

☐	has received an OT Notice; or

☐

believes, acting reasonably, there has occurred any fact, event or circumstance which is of such a nature that (i) would have required TRQ to have sent a TRQ OT Notice to Rio Tinto in accordance with Section 3 of the TRQ FSA or (ii) would have required OT LLC to have sent an OT LLC OT Notice to Rio Tinto in accordance with Section 3 of OT Financing Support Agreement

Accordingly, Rio Tinto hereby gives notice to TRQ requiring:

☐	TRQ to effect an Equity Contribution in accordance with the terms and conditions of the TRQ FSA with the following terms:

Equity Gross Proceeds:	$

Equity Contributor:

Date of Equity Contribution:
(not earlier than 7 Business Days nor later than 14
Business Days following the date of this Demand Notice)

and/or

☐	TRQ effect a New Rights Offering in accordance with the terms and conditions of the TRQ FSA.

NRO Gross Proceeds:	$

RIO TINTO PLC

By:
Name:
Title:

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Schedule F

DISCLOSED ENCUMBRANCES

Name of Debtor	Secured Party	Base Registration Number	Jurisdiction
Turquoise Hill Resources Ltd.	Canadian Imperial Bank of Commerce	062385G	BC

Turquoise Hill Resources Ltd.	GE VFS Canada Limited Partnership	217270H	BC

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Schedule G

CERTAIN PERMITTED DEBT (UNAUDITED, AS OF NOVEMBER 30, 2015)

[REDACTED – Commercially sensitive corporate information]

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